ENNIS®

DISCIPLINE. EXECUTION. STABILITY.

CONTENTS

Ennis Board of Directors

Keith S. Walters
Chairman of the Board, CEO and President of Ennis, Inc.

Aaron Carter
Regional Vice President for Ross Stores, Inc.

Barbara T. Clemens
Retired and Former Vice President of Sales and Customer Service for Boise Paper, a division of Packaging Corporation of America

Walter D. Gruenes
Retired and Former Executive Director at Grant Thornton LLP

Michael D. Magill
Retired and Former Executive Vice President, and Treasurer of Ennis, Inc.

Gary S. Mozina
Chief Executive Officer of Stevenson Holdings, Inc.

Troy L. Priddy
President of Troy Priddy Custom Homes

Alejandro Quiroz
Chairman of the Board, President and CEO of InveStore

Margaret A. Walters
Retired Educator

Ennis Corporate Executive Officers

Keith S. Walters
Chairman of the Board, CEO and President

Vera Burnett
Chief Financial Officer and Treasurer

Wade Brewer
Chief Operations Officer

Dan Gus
General Counsel and Secretary

LETTER TO SHAREHOLDERS



Keith S. Walters
Chairman, CEO & President

Fiscal 2026 was a year defined by disciplined execution in a challenging and evolving market. While overall industry demand continued to decline, our focus on pricing, operational efficiency, and targeted acquisitions allowed us to maintain strong margins and deliver consistent profitability. Our scale, operating structure, financial strength, and technology investments continue to differentiate Ennis within a consolidating industry. The following results reflect the strength of our business model and our ability to adapt to changing market conditions.

Financial Results

The Company's net sales for the fourth quarter ended February 28, 2026, were $96.4 million compared to $92.7 million for the same quarter last year, an increase of 4.0%. Our gross profit was $28.1 million, or 29.2%, compared to $27.4 million, or 29.5%, for the same quarter last year. Net earnings for the quarter were $8.8 million, or $0.35 per diluted share, compared to $9.0 million, or $0.35 per diluted share, for the same quarter last year.

The Company's net sales for the fiscal year ended February 28, 2026, were $392.4 million compared to $394.6 million for fiscal year 2025, a decrease of 0.6%. Gross profit was $120.4 million, or 30.7%, compared to $117.3 million, or 29.7%, for the prior fiscal year. Net earnings for the fiscal year were $42.6 million or $1.66 per diluted share, compared to $40.2 million, or $1.54 per diluted share, for the prior fiscal year.

Competitive pricing and continued softness in portions of the print market placed downward pressure on volumes, resulting in a decline of approximately $25.0 million. Our acquisitions largely offset this decline, contributing approximately $22.8 million in revenue and positively impacting diluted earnings per share results for the year. We have completed the integration of our recent acquisitions into our ERP systems and are seeing improved margin performance driven by pricing discipline, product mix, and ongoing cost management initiatives.

We continue to maintain a solid financial position with $34.6 million in cash and no long-term debt. Working Capital totaled $96.4 million, with a current ratio of 3.7 to 1.0, calculated by dividing our current assets by our current liabilities. During the fiscal year, we returned capital to shareholders through $14.5 million of share repurchases, acquiring approximately 793,000 shares of our common stock while also paying $25.9 million in dividends. Our profitability and strong financial condition allow us to operate and pursue acquisitions without incurring debt. Given those strengths, we also anticipate timely access to credit should larger acquisition opportunities materialize. We continue to focus on returning value to shareholders by delivering profitability and through our quarterly dividends.

Our results in fiscal 2026 reflect the continued strength of our business model, supported by pricing discipline, operational efficiencies, and the successful integration of acquisitions. During fiscal year 2026, we completed the acquisition and integration of Northeastern Envelope Company. Northeastern enhances our manufacturing and distribution capabilities in a key geographic region and further strengthens our position in the envelope market. In addition, we continued to invest in our operations, including the purchase of a facility we previously leased, which is expected to reduce future lease expense and support long-term operating efficiency.

Our letter reports Ennis' one hundred and seventeenth year as a printing company. It also marks my twenty-ninth year at the helm of our company. We believe this reflects the strength and consistency of Ennis. Throughout its history, Ennis has navigated the technological changes of the print market, World War I, the Depression, World War II, and a myriad of other challenges. We emerged with a sound balance sheet and no long-term debt. We have never missed a dividend payment and have even delivered a couple of special dividend payments to our shareholders. We believe this history has prepared us well for the future.

Last year in my letter, we introduced our shareholders to the men and women of our executive team. We will build on that theme this year by asking those same executives to share more details of their plans for the coming year. One of Ennis' strengths is the stability of our workforce, as demonstrated at the executive level.

It might appear that we deal with little change from one year to the next, with all that stability. That has certainly not been the case. We face new challenges each year; the past year was no exception. It is our people who have always been up to the task of meeting those obstacles. They have always found solutions that continue to deliver industry-leading profitability.

> **Situations like that test a company's systems, financial strength, supplier relationships, and people.**

One of those challenges was the announcement that our main paper supplier was closing its paper mill in Chillicothe, Ohio. The paper mill was the only domestic source for carbonless paper. There was no advance warning, and it threw the entire printing market into a difficult situation. That closure created significant disruption throughout the carbonless forms market. Paper shortages and long lead times have caused both manufacturers and the end users to make major adjustments to their supply chain. Ennis was fortunate to have a strong balance sheet that allowed us to stock a large supply of carbonless inventory. That inventory has allowed us to deliver to our customer base without the long lead times that much of our competition has faced. While carbonless paper is important to Ennis, it represents only a portion of our overall paper purchases. Pixelle will continue to be our largest supplier due to those other paper grades. Pixelle will supply us from other paper mills they continue to operate. Wade Brewer, our COO, will go into detail in his section on operations.

We continue to have success in our acquisition program. This year, we added three additional operations to our portfolio of companies. They are Northeastern Envelope in Old Forge, Pennsylvania; Envelope Superstore in Hiram, Georgia; and CFC Print & Mail in Arlington, Texas. All three companies are meeting our pre-acquisition targets. Those facilities are either fully integrated into our internal systems or nearing completion at the time of this report. Dan Gus, our attorney and head of our Human Resources area, will report on the acquisition program, as well as our legal settlements or cases, healthcare, and other items.

Vera Burnett has transitioned successfully into our CFO position. Vera actually performed many of the same duties in her previous position at Ennis. She will give a brief review of our financial status, but the details are already available in our filed 10-K.

Wayne Leaks, our IT Director, will discuss the critical security of our systems. He will also expand on our ongoing efforts to implement and upgrade those systems in new facilities, and the role of AI we envision for Ennis. We have developed an approach to AI and its related counterpart, automation. Our executives will review job openings as they are required as a team to look for an AI or automation solution. We believe this approach is less disruptive to our workforce and gives us time to evaluate the practical results of an AI solution.

Steve Osterloh has settled into the important role, VP of sales and marketing. Steve is working directly with Wade Brewer, our COO. We felt that the close coordination would give them both additional insights and experience in different segments of the company. We are pleased to report that this has worked very well. Steve has spent a lot of time on the road with our salespeople and customers. I am sure he will have an interesting perspective to share. He has spent a considerable amount of time in the field explaining the paper situation.

Wade Brewer

Chief Operations Officer

Ennis delivered another year of strong operational performance despite continued disruption across the print industry. Our General Managers, Business Unit Directors, Sales, and Marketing teams operated with a high degree of alignment. We maintained consistent execution across all facilities. Each location managed costs while optimizing efficiency. Sustained profitable growth continues to be our top priority. Below are key operational highlights from the past year and the initiatives we will carry forward.

Paper supply remained a central industry challenge. The industry continues to deal with ongoing and anticipated mill closures. The largest impact resulted from the Chillicothe carbonless mill closure as outlined in last year's letter. We have proactively developed alternative sourcing strategies to ensure continuity of quality and competitive pricing since the Chillicothe closure. Our previously built inventory has allowed us to maintain an uninterrupted supply for our customers. Ennis remains well-positioned to navigate this environment. We have made significant progress in qualifying alternative carbonless suppliers. We are now in the final stages of new supplier evaluation.

We have identified supply partners aligned with our quality standards and service expectations through our global sourcing efforts. Ennis has maintained consistent turnaround performance while the broader industry continues to experience extended lead times. Our strong supply position and stable pricing environment have enabled us to retain business that might otherwise have shifted to competing technologies. We expect continued stability within the traditional print market.

We completed three strategic acquisitions during the year: Northeastern Envelope Company (Old Forge, PA), Envelope Superstore (Hiram, GA), and CFC Print & Mail (Arlington, TX). Each enhances our capabilities, expands market share, and strengthens our position in key segments.

Customer response has been positive. All three businesses are performing in line with expectations. Integration efforts are well underway. Implementation of the Ennis operating system across our three recent acquisitions is either complete or actively underway. This platform provides real-time cost visibility and operational analytics, enabling improved performance and scalability across our network. Leased facility costs remain a pressure point in select markets in the western U.S. and major metropolitan areas. We have experienced increases exceeding 40% in certain cases. We are actively managing these pressures through disciplined lease negotiations. We will continue to reassess our footprint as market conditions evolve. Our legal team has been effective in mitigating cost escalation on these issues. We continue to invest in our facilities to ensure operational reliability and long-term efficiency. Capital deployment remains focused on safety, infrastructure, and productivity enhancements. Utility costs and property taxes have remained relatively stable.

> **Ennis has maintained consistent turnaround performance while the broader industry continues to experience extended lead times.**

We continued to expand our statement mailing capabilities. Last year, we completed the expansion of added capacity in South Elgin, IL. We identified underutilized equipment through acquisition integrations that we redeployed internally. This allowed increased mailing capacity without incremental capital investment. The additional installations in South Elgin, IL, and Roanoke, VA, will further support growth in this product line. Demand remains solid across packaging, labels, and tags. Our pressure seal product line also performed well, particularly in roll-based offerings.

Ennis' year-end results reflect our core operations' ability to deliver another year of strong margin performance. Rigorous cost control and consistent oversight continue to drive strong results. Our reporting processes ensure accountability and operational discipline across all platforms. Ennis continues to sustain profitable growth by adapting to evolving market conditions. We remain well positioned as we enter the new fiscal year to lead the industry in margin stability.

Vera Burnett

CFO and Treasurer

Fiscal year 2026 reflected the continued strength of the operating structure outlined in last year's letter. Plant-level decision-making remains supported by centralized systems and financial oversight. This year, the focus remains on strengthening our processes, managing increasing complexity, and supporting the business as it continues to evolve.

Our financial performance continues to be driven by a consistent operating model. Each General Manager owns the financial results of their plant. That includes establishing budgets, managing against standard costs, and reviewing performance regularly with their Business Unit Director and executive leadership. Our systems provide real-time visibility. As a result, issues are addressed within the period rather than after the fact. This model reinforces accountability across a decentralized organization. Margin performance is not driven by isolated initiatives; it reflects clearly defined ownership, consistent processes, and timely decision-making in day-to-day operations.

> *Our scale, operating structure, financial strength, and technology investments continue to differentiate Ennis.*

Recent retirements across finance and administrative functions provided an opportunity to reassess how work is performed. System capabilities and process improvements allowed those responsibilities to be absorbed within existing infrastructure. This approach is consistent with prior years. Since 1997, we have significantly expanded our plant footprint without a corresponding increase in corporate accounting staff. The ERP infrastructure and integration discipline built over time made that possible. The same philosophy applies today. Efficiency is achieved through structure and disciplined processes, not incremental overhead.

The demands on our Finance function continue to grow, particularly in the regulatory environment. The South Dakota v. Wayfair, Inc. decision significantly expanded sales tax filing obligations and increased the number of jurisdictions in which we file. Ongoing changes in income tax and other regulatory reporting continue to increase the overall compliance burden.

We have addressed these increases through system and process improvements rather than adding headcount, consistent with our long-standing approach. When complexity increases, our first response is to determine whether it can be absorbed through better use of systems and more efficient processes. We expect regulatory and reporting requirements to continue increasing. That complexity will be addressed through structured processes and system capabilities rather than incremental cost.

As automation and artificial intelligence tools evolve, we evaluate them with the same disciplined framework applied to any operational change. Our focus is on deploying technology that strengthens our control environment, preserves data integrity, and improves decision-making. The foundation we have built supports the expansion of new capabilities over time. Consistent data, standardized processes, and reliable reporting across all locations remain critical to that effort. Our focus remains on strengthening processes to enhance transparency, support internal controls, and ensure consistency across locations.

Our approach to capital allocation remains consistent. Expenditures must demonstrate a clear return. Capital is deployed where operating performance and profitability can generate measurable results. Acquisitions are evaluated not only for strategic fit, but for their ability to integrate efficiently into our financial and operational structure. Typically, they enter our quoting and manufacturing systems within a year, with core ERP modules integrated within months. This integration capability remains a core strength of Ennis. It allows operational and financial alignment to occur more quickly than would otherwise be possible.

Capital investment and acquisition decisions are made with a company-wide view of financial performance and long-term objectives. This approach is supported by our strong balance sheet and consistent cash generation, enabling us to manage liquidity conservatively while maintaining the flexibility to support operations, capital investment, and acquisitions across varying economic conditions.

The strength of our organization lies in the systems and structures established over time. My focus in the year ahead is to continue strengthening that foundation. That includes managing growing regulatory complexity, applying technology where it improves outcomes, and maintaining the financial discipline and transparency that support strong decision-making.

I appreciate the confidence shareholders place in our team and remain committed to the responsible stewardship of this organization.

Dan Gus

Legal/HR/Administration

The past year provided an opportunity to demonstrate discipline in how Company resources are managed. Ron Graham, Vice President of Administration, and Terry Pennington, Chief Revenue Officer, both retired in February 2025. Those retirements created an opportunity to further consolidate administrative responsibilities across the organization. Human resources, administrative oversight, and School Photo Marketing (SPM) operations were integrated into existing leadership responsibilities. These changes helped better coordinate our legal, HR, and administrative functions. They also reduced ongoing corporate payroll costs and supported consistent execution across the business.

The integration of SPM operations also increased coordination between administrative functions and manufacturing operations. More of SPM's product lines were brought into our own plants rather than relying on third-party vendors. That approach allows us to retain more profit while making better use of capacity across our plants. It also gives us greater control over production timing, quality, and customer service.

On the Human Resources front, several practical improvements were made during the year. Several administrative and HR policies were updated or standardized, resulting in reduced administrative burden. Routine office tasks that had previously been done manually were also automated. These changes lowered administrative costs, improved consistency across our plants, and allowed employees to focus on higher-value work. Our approach to automation remains practical and measured. Tools, including AI, are being used to handle routine office work. This is not about reducing our workforce. Like many companies, Ennis continues to face challenges in hiring and expects continued retirements. These tools help keep work moving as the labor market remains tight.

The Company also continues to take a disciplined approach to managing our employee medical plan. The Company maintains a self-insured plan. The plan allows us to provide quality coverage without the large annual cost increases often seen in fully insured plans. A third-party administrator helps maintain provider reimbursement rates at reasonable levels. That effort has saved both the Company and our employees millions of dollars. This year, we also reduced our claims administration costs by negotiating a cap on the fees charged by our administrator.

Workplace safety remained an important area of focus. We also improved how workers' compensation claims are managed. Our goal is simple: keep our employees safe and reduce the costs that come with workplace injuries. Consistent safety practices across our plants remain an important part of running an efficient operation.

We completed three acquisitions during the year. All three contributed to sales and profitability immediately. These transactions reflect our focus on disciplined growth and our ability to integrate new operations into our existing business. We continue to evaluate opportunities that fit our model and can be integrated efficiently into our platform.

Our focus remains the same. We remain committed to operating efficiently, controlling costs, and making steady improvements over time. This approach positions Ennis to continue delivering consistent results for our shareholders while remaining well prepared for the future.

Steven Osterloh

Vice President Sales & Marketing

Fiscal 2026 reflected strong execution, high customer engagement, and continued share gains in a challenging market. Sales reached $392.4 million, compared to $394.6 million in fiscal 2025. This modest decline does not reflect the progress within core accounts or the momentum built during the year.

We generated $12.3 million in organic growth across our top 100 customers. This performance resulted from deliberate focus and consistent execution. Following the shift to remote and hybrid work during COVID, more customers returned to the office, which increased opportunities for in-person engagement. Our team increased time with customers, strengthened relationships, and expanded our business within existing accounts. When we stay engaged, responsive, and aligned with customer needs, we consistently win more than our share.

Growth came primarily from volume, supported by targeted pricing actions. More importantly, trust drove results. Customers relied on us to deliver, and teams across sales, manufacturing, and customer service executed at a high level. Alignment between sales and operations drove performance throughout the year.

Disruption in the carbonless paper market demonstrated this execution. Industry challenges created opportunities. Strong supplier relationships and reliable paper supply allowed our sales team to support customers when others could not. That responsiveness captured incremental business and strengthened relationships that should continue to produce results.

> **When we stay engaged, responsive, and aligned with customer needs, we consistently win more than our share.**

We also saw strength in our checks and forms business. Industry consolidation is changing how customers buy, with increased emphasis on reliability, scale, and consistency. These dynamics align well with our capabilities, and our team executed effectively to capitalize on that shift. Our technology investments, including ERP connectivity and company store websites, continue to create an advantage by integrating more closely with our partners' operations and driving additional business to our platform.

Acquisitions added new opportunities to expand customer relationships. Northeastern Envelope Company and CFC Print broadened capabilities and extended reach across products and geographies. These additions support a strategy focused on share gains and targeted expansion within a consolidating industry.

We also expanded beyond traditional channels. In addition to serving a broad wholesale print customer base, we began developing relationships with distributor groups outside our historical network. This effort remains early but represents a meaningful opportunity to expand market presence over time.

Not all areas met expectations. Declines in government-funded programs and a small number of account losses impacted results. Budget constraints and technology changes drove many of these outcomes. These conditions reinforce the importance of earning business every day.

Despite these headwinds, we secured meaningful wins. We expanded existing relationships and captured new business across multiple product lines. Checks and pressure seal saw increased demand, supported by continued industry consolidation, and we captured that opportunity.

Looking ahead, priorities remain clear. We will invest in the sales organization, deepen customer relationships, and pursue share gains across existing and new accounts. In a market under pressure, close customer engagement, consistent execution, and fast response times remain key advantages. Execution will continue to be the differentiator.

Wayne Leaks

Director of IT

Over the past year, we have made tremendous progress with the use of artificial intelligence in core areas of our business. Collaborations with other departments, such as Accounting, Marketing, and HR have led to the successful development of various AI tools which have helped to strengthen our operational efficiency and enable scalable growth with minimal incremental cost. By automating administrative and operational processes, we have been able to reduce manual labor and redeploy staff. AI-powered tools were pivotal in upgrading our quoting system application from legacy technology. The revised quoting system empowers our customer service reps with faster response times to customer requests for quotes, giving us an advantage over our competitors. New automation tools have been deployed, which streamline the order entry process and significantly reduce errors. As our AI initiatives continue to expand, we prioritize use cases that deliver immediate measurable return on investment while maintaining strict governance around the quality and security of customer and employee data.

Cybersecurity remains a top priority of Ennis. Our Chairman and CEO, Keith Walters, has emphasized the company's strategic plan to continue growth through acquisitions. We endeavor to minimize any potential risks with that growth. Printing companies have increasingly become targets for cyber threats due to the sensitive nature of customer data and the operational disruption that downtime can create. I won't go into a lot of detail here, but Ennis continues to strengthen our cybersecurity posture through a multi-layered defense strategy. While technology is a major component, it also involves employee cooperation as well. We have invested in employee security awareness training, recognizing that informed employees are one of the strongest defenses against cyber risks. All of these efforts are designed not only to protect our systems and data, but also to safeguard customer trust and business continuity.

A core focus for Ennis has always been the successful integration of systems at our new acquisitions. With acquisitions being central to our growth strategy, we recognize that technology integration is critical to realizing their full value and return on that investment. Working closely with our Chief Operating Officer, Wade Brewer, and the Business Unit Directors, our team has developed a disciplined integration framework. This integration model accelerates time-to-value while minimizing disruption to local operations. This includes rapid deployment of standardized infrastructure, secure network connectivity, and quick migration to our ERP system for operations, financials, and reporting. We also work closely with the General Managers of these facilities to ensure that operational expertise and customer relationships are preserved throughout the implementation.

Looking ahead, our technology roadmap remains closely aligned with the executive management's strategic goals. We will continue to expand our use of AI and data automation to further improve throughput, quality, and cost control. We have an outstanding team of IT professionals who strive to meet the needs of our facilities and our customers. We remain committed to investing in our people—developing internal technical talent and fostering strong partnerships between IT and operations. Our IT organization is focused on enabling disciplined growth, managing risks, and supporting operational excellence across the enterprise. Through thoughtful adoption of AI, rigorous cybersecurity practices, and efficient systems integration, Ennis IT strives to continue building a secure and valuable technology foundation. We are focused on ensuring that technology is not merely a support function, but a competitive advantage for the company.

Looking Ahead

This past year reminded us once again that our industry never stands still. Markets change, technology changes, supply chains change, and customer expectations continue to evolve. Ennis has faced those kinds of challenges for well over a century and we believe our long-term approach to managing the business continues to serve us well.

The disruption in the carbonless paper market this year was a good example. Situations like that test a company's systems, financial strength, supplier relationships, and people. Our teams across the company responded quickly and professionally. Because of their efforts, we were able to continue supporting our customers while many others in the industry struggled with supply and lead-time issues. We also continued to make progress in areas important to the future of Ennis. We completed additional acquisitions, expanded our technology capabilities, integrated new facilities into our systems, and continued investing in operational efficiency across the organization. We believe these efforts continue to strengthen our position in a consolidating industry.

Our focus remains the same. We will continue to operate the business with discipline, maintain a conservative financial approach, pursue profitable growth opportunities, and make decisions with a long-term perspective.

On behalf of our Board of Directors, management team, and all of our employees, thank you for your continued confidence and support of Ennis.

Sincerely,

Keith S. Walters

Keith S. Walters
Chairman, President & CEO

Financial Highlights



WORKING CAPITAL
— in millions —

167.6m (2024) • 119.4m* (2025) • 96.4m (2026)

*$65 million was returned to shareholders in a special dividend in November 2024.



LONG-TERM DEBT
— in millions —

0.0m (2024) • 0.0m (2025) • 0.0m (2026)



CURRENT RATIO
— to 1.0 —

6.0 (2024) • 4.6* (2025) • 3.7 (2026)

*$65 million was returned to shareholders in a special dividend in November 2024.



RETURN ON EQUITY
— to 1.0 —

12.2 (2024) • 13.3 (2025) • 13.8 (2026)

Return on equity calculated as net earnings divided by ending shareholders' equity.

Selected Consolidated Financial Data

	FISCAL YEAR ENDED		
	(Dollars and shares in thousands, except per share amounts)		
	2026	**2025**	**2024**
Net Sales	**392,403**	$394,618	$420,109
Gross profit margin	**120,411**	117,294	125,342
Earnings before taxes	**58,594**	55,454	59,123
Net earnings	**42,627**	$40,222	$42,597
Earnings and dividends per share:			
Basic	**1.66**	1.55	1.65
Diluted	**1.66**	1.54	1.64
*Dividends	**1.00**	3.50	1.00
Weighted average common shares outstanding:			
Basic	**25,608**	26,025	25,843
Diluted	**25,692**	26,159	25,940

*$65 million was returned to shareholders in a special dividend in November 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended February 28, 2026

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number 1-5807

ENNIS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Texas	75-0256410
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2441 Presidential Pkwy., Midlothian, Texas	76065
(Address of Principal Executive Offices)	**(Zip code)**

(Registrant's Telephone Number, Including Area Code) (972) 775-9801

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $2.50 per share	EBF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company.	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-a(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant as of August 31, 2025 was approximately $454 million. Shares of voting stock held by executive officers, directors and holders of more than 10% of the outstanding voting stock have been excluded from this calculation because such persons may be deemed to be affiliates. Exclusion of such shares should not be construed to indicate that any of such persons possesses the power, direct or indirect, to control the Registrant, or that any such person is controlled by or under common control with the Registrant.

The number of shares of the Registrant's Common Stock, par value $2.50, outstanding at April 17, 2026 was 25,292,866.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

ENNIS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE PERIOD ENDED FEBRUARY 28, 2026

TABLE OF CONTENTS

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report on Form 10-K, other than historical facts, are forward-looking statements, including, without limitation, the statements made in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," particularly under the caption "Overview." As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. The words "could," "should," "feel," "anticipate," "aim," "preliminary," "expect," "believe," "estimate," "intend," "intent," "plan," "will," "foresee," "project," "forecast," or the negative thereof or variations thereon, and similar expressions identify forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, Ennis, Inc. notes that forward-looking statements are subject to known and unknown risks, uncertainties and other factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the control of Ennis, Inc. These known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those matters expressed in, anticipated by or implied by such forward-looking statements.

These statements reflect the current views and assumptions of management with respect to future events. Ennis, Inc. does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. The inclusion of any statement in this report does not constitute an admission by Ennis, Inc. or any other person that the events or circumstances described in such statement are material.

We believe these forward-looking statements are based upon reasonable assumptions. All such statements involve risks and uncertainties, and as a result, actual results could differ materially from those projected, anticipated or implied by these statements. Such forward-looking statements involve known and unknown risks, including but not limited to the impact of the internet and other electronic media on the demand for forms and printed materials; general economic, business and labor conditions, including the potential adverse effects of potential recessionary concerns, inflationary issues, U.S. import tariffs and supply chain disruptions; and the potential impact on our operations; our ability to implement our strategic initiatives and control our operational costs; dependence on a limited number of key suppliers; our ability to recover the rising cost of raw materials and other costs (including energy, freight, labor, and benefit costs) in markets that are highly price competitive and volatile; uninsured losses, including those from natural disasters, catastrophes, pandemics, theft or sabotage; our business operations, our workforce, our supply chain and our customer base; our ability to timely or adequately respond to technological changes in the industry; cybersecurity risks; the impact of foreign competition, tariffs, trade regulations and import restrictions; customer credit risk; competitors' pricing strategies; a decline in business volume and profitability could result in an impairment in our reported goodwill negatively impacting our operational results; our ability to retain key management personnel; and our ability to identify, manage or integrate acquisitions.

PART I

ITEM 1. BUSINESS

Overview

Ennis, Inc. (collectively with its subsidiaries, the "Company," "Registrant," "Ennis," or "we," "us," or "our") was organized under the laws of Texas in 1909. Ennis is primarily a "trade printer" that manufactures a broad range of printed products that are resold throughout the United States through a network of independent distributors. This distributor channel encompasses independent print distributors, commercial printers, direct mail, fulfillment companies, payroll and accounts payable software companies, and advertising agencies, among others. We also sell products to many of our competitors to satisfy their customers' needs.

Business Overview

Our management believes we are the largest provider of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders to independent distributors in the United States.

We are in the business of manufacturing, designing and selling business forms and other printed business products primarily to distributors located in the United States. We operate approximately 50 manufacturing plants throughout the United States in 20 strategically located states as one reportable segment; printing services and manufacture of business forms. Approximately 95% of the business products we manufacture are custom and semi-custom products, constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis, depending upon the customers' specifications.

The products we sell include snap sets, continuous forms, laser cut sheets, tags, labels, envelopes, integrated products, jumbo rolls and pressure sensitive products in short, medium and long runs under the following labels: Ennis®, Royal Business Forms®, Block Graphics®, ColorWorx®, Enfusion®, Uncompromised Check Solutions®, VersaSeal®, Ad Concepts^{SM}, FormSource Limited^{SM}, Star Award Ribbon Company®, Witt Printing®, Genforms®, PrintGraphics®, Calibrated Forms®, PrintXcel®, Printegra®, Forms Manufacturers^{SM}, Mutual Graphics®, TRI-C Business Forms^{SM}, Major Business Systems^{SM}, Independent Printing^{SM}, Hayes Graphics®, Wright Business Graphics^{SM}, Wright 360^{SM}, Integrated Print & Graphics^{SM}, the Flesh Company^{SM}, AmeriPrint^{SM}; Stylecraft^{SM}, UMC Print^{SM}; Eagle Graphics^{SM}, Diamond Graphics^{SM}, Printing Technologies^{SM} and CFC Print & Mail^{SM}. We also sell the Adams McClure® brand (which provides Point of Purchase advertising); the Admore®, Folder Express®, and Independent Folders® brands (which provide presentation folders and document folders); Ennis Tag & Label^{SM} (which provides custom printed, high performance labels and custom and stock tags); Allen-Bailey Tag & Label^{SM}, Atlas Tag & Label®, Kay Toledo Tag®, and Special Service Partners® (SSP) (which provides custom and stock tags and labels); Trade Envelopes®, Block Graphics®, Wisco®, National Imprint Corporation®, Northeastern Envelope Company^{SM}, and Envelope Superstore^{SM} (which provide custom and imprinted envelopes); Northstar® and General Financial Supply® (which provide financial and security documents); Infoseal^{SM} and PrintXcel® (which provide custom and stock pressure seal documents). School Photo Marketing and National School Forms are a one-stop shop for over 1,400 school portrait photographers and professional photo labs nationwide, providing them with a complete array of products and services that reach over 15 million families and 30,000 schools, primarily in the K-8 market. We sell predominantly through independent distributors, as well as to many of our competitors. Northstar Computer Forms, Inc., one of our wholly-owned subsidiaries, also sells direct to a small number of customers, generally large banking organizations (where a distributor is not acceptable or available to the end-user). Adams McClure, LP, a wholly-owned subsidiary, also sells direct to a small number of customers, where sales are generally through advertising agencies.

The printing industry generally sells its products either predominantly to end users, a market dominated by a few large manufacturers, such as R.R. Donnelley and Taylor Corporation, or, like the Company, through a variety of independent distributors and distributor groups. While it is not possible, because of the lack of adequate public statistical information, to determine the Company's share of the total business products market, management believes the Company is the largest producer of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders in the United States distributing primarily through independent distributors.

There are a number of competitors that operate in this segment. We believe our strategic locations and buying power permit us to compete on a favorable basis within the distributor market on competitive factors, such as service, quality, and price.

Distribution of business forms and other business products throughout the United States is primarily done through independent distributors, including business forms distributors, resellers, direct mail, commercial printers, software companies, and advertising agencies.

Raw materials principally consist of a wide variety of weights, widths, colors, sizes, and qualities of paper for business products purchased primarily from one major supplier at favorable prices based on our high volume of business with that supplier relative to our competitors.

Business products usage in the printing industry is generally not seasonal. General economic conditions and contraction of the traditional business forms industry are the predominant factors in quarterly volume fluctuations.

Recent Acquisitions

We have completed a number of acquisitions in recent years.

On November 14, 2025, we acquired the assets and business of CFC Print & Mail ("CFC") in Grand Prairie, Texas. In the last full year preceding the acquisition, CFC generated approximately $7.1 million in sales. The acquisition of CFC further strengthens our leading position in business products and the commercial print sector.

On April 11, 2025, we acquired the assets and business of Northeastern Envelope Company ("NEC") in Old Forge, Pennsylvania, and Envelope Superstore ("ESS") in Hiram, GA. In the last full year preceding the acquisition, NEC and ESS generated approximately $26.9 million in combined sales. The acquisition of NEC and ESS strengthens our envelope converting and printing capabilities to serve our customers in the Northeast United States.

On June 26, 2024, we acquired the assets and business of Printing Technologies, Inc. ("PTI") in Indianapolis, Indiana. In the last full year preceding the acquisition, PTI generated approximately $12.5 million in combined sales. The acquisition of PTI strengthens our production capabilities and diversifies our product offerings to serve our large and growing customer base.

Patents, Licenses, Franchises and Concessions

Other than the patent for our VersaSeal® product, we do not have any significant patents, licenses, franchises, or concessions.

Intellectual Property

We market our products under a number of trademarks and trade names. The protection of our trademarks is important to our business. We believe that our registered and common law trademarks have significant value and these trademarks are important to our ability to create and sustain demand for our products. We have registered trademarks in the United States for Ennis®, EnnisOnline℠, Block Graphics®, Enfusion®, 360º Custom Labels℠, Admore®, CashManagementSupply.com℠, Securestar®, Northstar®, MICRLink®, MICR Connection™, General Financial Supply®, Calibrated Forms®, PrintXcel®, Printegra®, Trade Envelopes®, Witt Printing®, Genforms®, Royal Business Forms®, Crabar/GBF℠, BF&S℠, Adams McClure®, Advertising Concepts™, ColorWorx®, Allen-Bailey Tag & Label℠, Atlas Tag & Label®, Printgraphics℠, Uncompromised Check Solutions®, VersaSeal®, VersaSeal SecureX®, Folder Express®, Wisco®, National Imprint Corporation®, Star Award Ribbon®, Kay Toledo Tag®, Falcon Business Forms℠, Forms Manufacturers℠, Mutual Graphics®, TRI-C Business Forms℠, SSP®, EOSTouchpoint®, Printersmall®, Check Guard®, Envirofolder®, Independent®, Independent Checks®, Independent Folders®, Independent Large Format Solutions®, Wright Business Graphics℠, Wright 360℠, Integrated Print & Graphics℠, the Flesh Company℠, Megaform℠, Safe®, Infoseal℠, Stylecraft℠, UMC Print℠, Eagle Graphics℠, Diamond Graphics℠, Printing Technologies, CFC Print & Mail℠, Northeastern Envelope Company℠, Envelope Superstore℠ and variations of these brands as well as other trademarks.

Customers

Our customer population includes one customer representing 6.2% and 5.3% of consolidated accounts receivables at fiscal year-end 2026 and 2025, respectively. No single customer accounted for more than five percent of our consolidated net sales in fiscal years 2026 and 2025, respectively. No single customer accounted for more than five percent of our consolidated net sales or accounts receivable during fiscal year 2024.

Backlog

At February 28, 2026, our backlog of firm orders was approximately $24.6 million, compared to approximately $25.7 million at February 28, 2025. The reduction in backlog from fiscal 2025 to fiscal 2026 is due primarily to a combination of change in product mix requiring shorter lead times for ordering and reduction in sales volume.

Research and Development

While we seek new products to sell through our distribution channel, there have been no material amounts spent on research and development in fiscal years 2026, 2025 or 2024.

Environment

We are subject to various federal, state, and local environmental laws and regulations concerning, among other things, wastewater discharges, air emissions and solid waste disposal. Our manufacturing processes are not expected to result in significant emissions of regulated substances into the environment. We do not believe that our compliance with federal, state, or local statutes or regulations relating to the protection of the environment has any material effect upon capital expenditures, earnings or our competitive position. Future changes in regulations, interpretations, or the discovery of previously unknown conditions could require material expenditures, and the extent of any potential liability for past noncompliance cannot be reasonably estimated.

Environmental Stewardship

We seek to operate in an environmentally responsible manner and to manage our operations in compliance with applicable environmental requirements. We believe we are in material compliance with applicable laws and regulations regarding the use and preservation of our land, air, and water. This principle has been part of our Code of Conduct since 2005. Our goal of operating in an environmentally responsible manner aligns with our goals of operating a profitable and responsible business. For example, we recycle waste material generated in our printing processes to generate income from selling the scrap material. We recycled 18.8 million pounds of paper and 3.8 million pounds of cardboard and cores in fiscal year 2026. Additionally, the use of soy-based inks allow us to avoid cleaning solutions that may pose environmental hazards. We use environmentally friendly cleaning agents to ensure that our wastewater is not contaminated and does not require special disposal.

Many of our plants engage with local energy suppliers to ask for recommendations on lowering energy usage. Participation in these energy audits generally results in replacing old lighting with more efficient LED lighting. Additionally, newer digital technology, which we have implemented in several of our locations, relies on less energy than older web-based presses due to shorter runs and ink jet technology.

Another aspect of our business model which reduces carbon emissions is the reduction in transportation costs for our employees, as well as our customers. Our geographically dispersed facilities may reduce transportation distances associated with product delivery. Our geographical dispersion reduces the amount of transportation time and distance associated with delivering our products to our customers. Likewise, we use third party transportation and logistical companies to pick up and deliver our products. Partnering with larger shipping organizations that have the scale to be more resourceful and implement more energy efficient delivery methods enables us to ship our products in an efficient and effective manner.

Our primary supplier of paper is vital to our business as they supply raw materials that are minimally altered during the production process. Our primary paper supplier maintains certifications under recognized sustainable forestry standards, including SFI, FSC and PEFC, which promote responsible forest management and supply chain transparency. The SFI Forest Management and Fiber Sourcing Standards cover key values such as protection of biodiversity, wildlife habitat and water quality; responsible harvesting practices; and support continual improvement across the supply chain. FSC certification promotes environmentally responsible, socially beneficial and economically viable forest management through internationally recognized principles of forest stewardship. PEFC promotes sustainably managed forests through independent third-party certification and provides assurance that wood fiber used in certified products comes from forests that are ecologically, socially and economically sustainable. The Company's primary paper supplier also maintains chain of custody certifications and sources materials from similarly accredited suppliers to support transparency, responsible sourcing and the protection of natural resources.

Additionally, we use material safety sheets which outline potentially hazardous materials to minimize the use of more hazardous materials. Given the low and limited use of these potentially hazardous materials, our plants generally fit in the lowest category of reporting standards to various state and local environmental agencies. The Company requires facility managers to minimize the use or site storage of any hazardous chemicals. Two thirds of our facilities are categorized as Very Small Quantity Generators and one third are considered Small Quantity Generators under the Environmental Protection Agency's ("EPA") hazardous waste regulations. Any hazardous waste generated is stored and properly disposed of in compliance with all EPA regulations and permits.

Two of our largest facilities have solvent recovery systems which allows the recovery of press plate washing solutions for re-use. These systems result in a substantial reduction of any hazardous waste. We comply with applicable environmental and product-related regulatory requirements including Proposition 65 in California and federal Conflict Minerals compliance.

Attention to choice of material suppliers, transportation partners, energy usage and avoidance of hazardous wastes that might impact wastewater disposal, are part of the business model that improves or avoids damage to the environment we live and work in.

Human Capital

At February 28, 2026, we had 1,835 employees. Of these, 148 employees are represented by labor unions under collective bargaining agreements, which are subject to periodic negotiations. We believe we have a good working relationship with our employees and the unions that represent our employees.

Social Responsibility

Equal Employment Opportunity: Ennis promotes a cooperative and productive work environment by supporting the cultural and ethnic diversity of its workforce and is committed to providing equal employment opportunity to all qualified employees and applicants. Pursuant to our Code of Conduct, adopted in 2005 and reviewed at least annually, we do not unlawfully discriminate on the basis of race, color, sex, sexual orientation, religion, national origin, marital status, age, disability, or veteran status in any personnel practice, including recruitment, hiring, training, promotion, and discipline. We are an Equal Opportunity Employer and comply with all applicable employment laws, including Title VII of the Civil Rights Act of 1964, Immigration and Nationality Act, and the Immigration Reform and Control Act. We take allegations of harassment and unlawful discrimination seriously and address all such concerns raised under our Code of Conduct.

Safety and Health: A safe and clean work environment is important to the well-being of all Ennis employees. Ennis complies with applicable safety and health regulations and maintains appropriate safety practices. Throughout the year facilities are reviewed monthly to determine if the accidents/injuries that occurred could have been avoided. Incidents are reviewed to determine measures that can be taken to prevent reoccurrence of claims at that facility or another facility. A monthly Facility Report is sent to all facilities to highlight safety issues and incidents occurring at other locations. Annually, facilities are required to submit an audit of compliance with mandated OSHA safety programs. Facilities that have higher than normal claims are reviewed and may be visited by a business director or a representative from our workers' compensation carrier. Protocols and trainings are in place to protect the health and safety of all our employees. Safety audits are completed throughout the organization. The Company monitors safety issues across all its facilities, and each facility has someone in charge of review and training of employees on safety issues. Consistent with our culture of promoting workplace safety, our plants take pride in tracking the amount of time since the last safety incident and strive to maintain incident-free operations.

Ennis is dedicated to ensuring that business is conducted ethically. All Ennis management must read, agree with, and sign a Code of Conduct and Ethics policy at least annually.

Our manufacturing facilities periodically support local non-profit organizations, educational institutions and youth sports teams based on the needs of their local communities. These activities are generally modest in scope and may include limited financial contributions, in-kind donations and employee volunteer support. Given the

Company's disciplined approach to capital allocation, we primarily focus our use of capital on operating needs, strategic investments and returning value to shareholders.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge under the Investors Relations page on our website, www.ennis.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information on our website is not included as a part of, or incorporated by reference into, this report. Our SEC filings are also available through the SEC's website, www.sec.gov.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Annual Report on Form 10-K, before making an investment in our common stock. The risks described below are not the only ones we face in our business. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed. In such an event, our common stock could decline in price and you may lose all or part of your investment.

Risks related to our business and operations

Our ability to protect our customer relationships, including those acquired through acquisitions, and our trademarks is important to our business, and failure to do so could adversely affect our results of operations.

We rely on customer relationships, including customer lists obtained through acquisitions, as well as our trade names and trademarks, to support our sales and brand recognition. Although we seek to protect these assets through contractual arrangements, internal controls and trademark registrations, these measures may not be sufficient to prevent unauthorized use, disclosure or misappropriation. In addition, we may incur significant costs to enforce our rights, and such efforts may not be successful. Any loss of customer information, or inability to maintain, protect or enforce our trade names and trademarks, could result in loss of customers, reputational harm and reduced revenues.

Our results and financial condition are affected by global and local market conditions, competitors' pricing strategies, including the impact of tariffs and trade policies, which can adversely affect our sales, margins, and net income.

Our results of operations can be affected by local, national and worldwide market conditions. The consequences of domestic and international economic uncertainty or instability, volatility in commodity markets, and domestic or international policy uncertainty, all of which we have seen in the past, can all impact economic activity. Unfavorable conditions can depress the demand for our products and thus sales in a given market and may prompt competitor's pricing strategies that adversely affect our margins or constrain our operating flexibility. Certain macroeconomic events, such as crises in the financial markets, inflation, high interest rates, tariffs, recessionary concerns, cost and labor pressures, distribution challenges and the availability of paper could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect us. Whether we can manage these risks effectively depends on several factors, including (i) our ability to manage movements in commodity prices and the impact of government actions to manage national economic conditions such as consumer spending, inflation rates and unemployment levels, particularly given the past volatility in the global financial markets, (ii) the impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our manufacturing facilities and (iii) other factors, which may be beyond our control.

Digital technologies will continue to erode the demand for our printed business documents.

The printing industry continues to experience weakening demand for printed products. The increasing sophistication of software, internet technologies, and digital equipment combined with our customers' general preference, digital workflow, automation and electronic alternatives as well as governmental influences for paperless business environments will continue to reduce the number of traditional printed documents sold. Moreover, the documents that will continue to coexist with software applications will likely contain less value-added print content.

Increasing postal rates make direct mail campaigns more expensive, potentially leading our customers to reduce their demand for our products and shift to alternative marketing channels. Many of our custom-printed documents help companies control their internal business processes and facilitate the flow of information. These applications will increasingly be conducted over the internet or through other electronic payment systems. The predominant method of our customers' communication with their customers is by printed information. As their customers become more accepting of internet communications, our customers may increasingly opt for what is perceived to be a less costly electronic option, which would reduce our revenue. The pace of these trends is difficult to predict. These factors will tend to reduce the industry-wide demand for printed documents and require us to gain market share to maintain or increase our current level of print-based revenue which could place pressure on our operating margins.

In response to the gradual obsolescence of our standardized business forms, we continue to develop our capability to provide custom and full-color products. If new printing capabilities and new product introductions do not continue to offset the obsolescence of our standardized business forms products and we are unable to increase our market share, our sales and profits will be affected. Our ability to successfully implement operational improvements, automation initiatives, and system enhancements may impact our cost structure, internal controls and efficiency if not executed effectively. Decreases in sales of our standardized business forms and products due to obsolescence could also reduce our gross margins or impact the value of our recorded goodwill and intangible assets. This reduction could in turn adversely impact our profits, unless we are able to offset the reduction through the introduction of new high margin products and services or realize cost savings in other areas.

We obtain our raw materials from a limited number of suppliers, and any disruptions in supply, including the recent closure of a primary supplier's mill, could adversely affect our business.

We purchase a significant portion of our paper products, a key input to our print products, from a limited number of suppliers. During fiscal year 2026, our primary domestic supplier of carbonless papers, permanently closed one of its mills, eliminating the sole U.S. source for this product. As a result, we are transitioning to alternative suppliers, including international sources, which may expose us to increased risks related to supply continuity, pricing, logistics, lead times, currency fluctuations, tariffs, and quality variability.

Historically, we have relied on suppliers that meet stringent quality and delivery standards under long-term arrangements; however the reduction in domestic capacity may limit availability and reduce our ability to obtain favorable pricing or terms. In addition, global supply conditions, transportation constraints, tariffs and geopolitical factors may further impact our ability to secure raw materials on acceptable terms or in sufficient quantities.

Paper and other raw materials are commodities subject to price volatility, which may be exacerbated by reduced supply capacity, inflationary pressures, tariffs and changing global market conditions. We do not have effective cost-efficient hedging mechanisms to fully mitigate these risks, and our purchase agreements provide only limited protection against price increases. While we generally seek to pass through higher input costs to customers, competitive market conditions may limit our ability to do so.

Any disruption in supply, inability to secure alternative sources on commercially reasonable terms, degradation in quality, or significant increases in raw material costs could have a material adverse effect on our business, financial condition and results of operations.

Challenging financial market conditions and changes in long-term interest rates could adversely impact the funded status of our pension plan.

We maintain a noncontributory defined benefit retirement plan (the "Pension Plan") covering approximately 12% of our employees. As of February 28, 2026, the Pension Plan was 104% funded on a projected benefit obligation ("PBO") basis and 109% on an accumulated benefit obligation ("ABO") basis. Included in our financial results are

Pension Plan costs that are measured using actuarial valuations. The actuarial assumptions used may differ from actual results. In addition, as our Pension Plan assets are invested in marketable securities, fluctuations in market values can negatively impact our funded status, recorded pension liability and future required minimum contribution levels. A decline in long-term interest rates puts downward pressure on the discount rate used by plan sponsors to determine their pension liabilities. Each 10-basis point change in the discount rate impacts our computed pension liability by approximately $0.5 million. Similar to fluctuations in market values, a drop in the discount rate can negatively impact our funded status, recorded pension liability and future contribution levels. Also, continued changes in the mortality assumptions can impact our funded status. Additionally, as we experienced in recent years, the number of participants taking lump sum distributions at retirement could be sufficiently high as to cause a settlement charge, which would impact current earnings of the Pension Plan.

We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

We have evaluated, and may continue to evaluate, potential acquisition transactions. We attempt to address the potential risks inherent in assessing the attractiveness of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including maintenance of uniform standards, controls, policies and procedures; diversion of management's attention from normal business operations during the integration process; unplanned expenses associated with integration efforts; and unidentified issues not discovered in due diligence, including legal contingencies. Due to these risks and others, there can be no guarantee that the businesses we acquire will lead to the cost savings or increases in net sales that we expect or desire. Additionally, there can be no assurance that suitable acquisition opportunities will be available in the future, which could harm our strategic business plan as acquisitions are part of our strategy to offset normal print attrition.

Our distributor customers may be acquired by other manufacturers who redirect business within their plants.

Some of our customers are being absorbed by the distribution channels of some of our manufacturing competitors. However, we do not believe this will significantly impact our business model. We have continued to sell to some of these customers even after they were absorbed by our competition because of the breadth of our product line and our geographic diversity. Changes in distribution channels, including consolidation, vertical integration, or shifts in purchasing strategies by customers, may reduce volumes, compress margins, or redirect business away from us.

Our distributors face increased competition from various sources, such as office supply superstores. Increased competition may require us to reduce prices or to offer other incentives in order to enable our distributors to attract new customers and retain existing customers.

Low price, high value office supply chain stores offer standardized business forms, checks and related products. Because of their size, these superstores have the buying power to offer many of these products at competitive prices. These superstores also offer the convenience of "one-stop" shopping for a broad array of office supplies that our distributors do not offer. In addition, superstores have the financial strength to reduce prices or increase promotional discounts to expand market share. This could result in us reducing our prices or offering incentives in order to enable our distributors to attract new customers and retain existing customers, which could reduce our profits.

We could experience labor disputes, labor shortages and increases in cost of labor that could disrupt our business in the future and impact operating results.

As of February 28, 2026, approximately 8% of our employees are represented by labor unions under collective bargaining agreements, which are subject to periodic negotiations. While we believe we have a good working relationship with all of the unions, there can be no assurance that any future labor negotiations will prove successful, which may result in a significant increase in the cost of labor, or may break down and result in the disruption of our business or operations.

We have faced a tight labor market due to competitive wage increases, labor shortages and turnover. Labor shortages and rising labor-related costs could adversely impact our earnings.

We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

Our marketing strategy is to differentiate ourselves by providing quality service and quality products to our customers. Even if this strategy is successful, the results may be offset by reductions in demand or price declines due to competitors' pricing strategies or other micro or macro-economic factors. We face the risk of our competition following a strategy of selling its products at or below cost in order to cover some amount of fixed costs, especially in stressed economic times.

Environmental regulations may impact our future operating results.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, concerning, among other things, wastewater discharges, air emissions and solid waste disposal, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at the facilities we may acquire. In addition, increasing focus by customers, investors, and regulators on sustainability and environmental practices may influence product demand, sourcing requirements and cost structures.

Changes in U.S. tariff and trade policy could adversely affect our business.

We are monitoring changes and potential changes to U.S. tariff and trade policies under the current Presidential administration, along with reciprocal tariffs or other countermeasures imposed or that may be imposed by other countries in response. The current environment is dynamic and uncertain, as the U.S. President has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025.

Changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S. Our domestic suppliers may incur tariffs leading to increased prices. These changes and uncertainties regarding future changes could result in higher costs to our business and impact demand from our customers. These factors could have a material adverse effect on our business.

We are subject to taxation related risks.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Applicable tax rates and the jurisdictions within which we operate can vary and therefore our effective tax rate may be adversely affected by changes in the mix of our earnings by jurisdiction. We may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Income, sales or other tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are applied. Most recently, on July 4, 2025, legislation commonly known as the One Big Beautiful Bill Act ("OBBBA") was enacted into law. Key tax components of the OBBBA include extension of certain expiring tax provisions from the 2017 Tax Cuts and Jobs Act, reinstatement of immediate expensing of qualifying business property and modifications to interest expense limitations and certain production-related investments, including manufacturing facilities. On August 16, 2022, legislation commonly known as the Inflation Reduction Act ("IRA") was signed into law. Among other things, the IRA includes a 1% excise tax on certain corporate stock repurchases, applicable to repurchases after December 31, 2022, and also a new minimum tax based on book income. Following the 2018 U.S. Supreme Court decision in South Dakota v Wayfair, states may require an out-of-state seller with no physical presence in the state to collect and remit sales tax on goods the seller ships to consumers in the state. While the company now collects, remits and reports sales tax in states that it does business in, the adoption of new laws by taxing authorities could create significant increases in internal cost necessary to capture data, collect and remit tax. All of these factors and uncertainties may adversely affect our results of operations, financial position and cash flows.

We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

Our extension of credit involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. We monitor our credit risk exposure by periodically obtaining credit reports and updated financials on our customers. We generally see a heightened amount of bankruptcies by our customers during economic downturns. While we maintain an allowance for credit losses based upon our historical trends and other available information, in times of economic turmoil, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a group of customers could have a material adverse effect on our results of operations.

Our business incurs significant freight and transportation costs.

We incur transportation expenses to ship our products to our customers. Significant increases in the costs of freight, fuel and transportation, as well as capacity constraints, could have a material adverse effect on our results of operations, as there can be no assurance that we could pass on these increased costs to our customers. Government regulations can and have impacted the availability of drivers, which will be a significant challenge to the transportation industry. Costs to employ drivers have increased and transportation shortages have become more prevalent. Additionally, the challenge of employing new drivers for the increasingly larger web-based economy could create shortages in trucks and drivers which could impact our sales.

A natural disaster, catastrophe, pandemic or other unexpected events could adversely affect our operations.

The occurrence of one or more unexpected events, including war, acts of terrorism or violence, civil unrest, epidemics or pandemics, fires, tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in the United States could adversely affect our operations and financial performance. Although we maintain third party insurance against various liability risks and risks of property loss for items we believe are economically reasonable to insure, we could incur uninsured losses and liabilities arising from such events which would adversely affect our results of operations and financial condition.

We depend on the reliability of our information technology ("IT") and network infrastructure as well as those of third parties. If these systems fail, our operations may be adversely affected.

We depend on IT and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems may disrupt our business and adversely affect our ability to operate and compete in the markets we serve. This could take various forms, including through the injection of ransomware on our IT infrastructure rendering it inoperable without the payment of some form of cyber currency.

These systems include systems that we own and operate, as well as systems of our vendors or other third parties. Such systems are susceptible to ransomware attacks, malfunctions, interruptions and phishing scams. Failures or disruptions, including those involving third-party providers, could result in operational downtime, including interruptions to manufacturing, order processing, or financial reporting.

We also periodically upgrade and install new systems, and implementation or configuration errors could cause operational disruptions and adversely affect our results of operations, financial condition and cash flows.

Increasing global cybersecurity attacks and regulatory focus on privacy and security issues could impact our business, expose us to increased liability, subject us to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

Along with our own data and information in the normal course of our business, we and our customers and partners collect and retain significant volumes of certain types of data, some of which are subject to specific laws and regulations. Complying with varying jurisdictional requirements is becoming increasingly complex and could increase the costs and difficulty of compliance, and violations of applicable data protection laws. Many of our clients provide us with information they consider confidential or sensitive, and many of our clients' industries have established standards for safeguarding the confidentiality, integrity and availability of information relating to their businesses and customers. Data stored in our systems or available through web portals is susceptible to cybercrime or intentional disruption, which have increased globally across all industries in terms of sophistication and frequency. Disclosure of data maintained on our network, a security breach of our systems or other similar events may damage our reputation, subject us to regulatory enforcement action, third party litigation and cause significant reputational or financial harm for our clients and partners. Any of these outcomes may adversely affect our results of operations, financial condition and cash flows.

As previously disclosed, the Company was targeted with an encryption ransomware attack on November 30, 2022. The Company eliminated the ransomware and restored its systems. Since then, the Company has implemented additional security measures to make it more difficult for an outside agent to gain access to our network, such as a multifactor authentication (MFA) protocol and a robust firewall to strengthen the Company's network. Despite us improving our information technology general controls, we cannot give any assurances that the Company will not become the subject of more sophisticated or more harmful attacks.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could impact our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. While the Company has various cost control measures in place and employs an outside oversight review on larger claims, employee health benefits have been and are expected to continue to be a significant cost to us and may increase due to factors outside the Company's control.

Risks related to our securities

Because of the volatility in the stock market in general, the market price of our Common Stock will also likely be volatile.

The stock markets have historically experienced price and volume fluctuations that at times have been extreme and have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. If the market price of our Class A common stock falls below your investment price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved SEC staff comments.

ITEM 1C. CYBERSECURITY

We believe that cybersecurity is important to maintaining the trust of our customers and employees. We have implemented a cybersecurity risk management program that is designed to identify, assess, manage, mitigate, and respond to cybersecurity threats which could adversely affect the confidentiality of our data and the integrity of our business operations and financial systems. Our cybersecurity program is based on best practices and guidelines of the National Institute of Standards and Technology Cybersecurity Framework. We have company-wide policies and procedures in place that further enhance our ability to identify and manage cybersecurity risk.

Annual risk assessments and penetration testing are performed by independent third party consultants. These tests are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. The results of these tests are presented annually to the Board of Directors ("Board"), Audit Committee, and senior management for review to ensure compliance with cybersecurity standards.

During the fiscal year ended February 28, 2026, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

Governance

Our Board of Directors, Audit Committee and senior management oversee risk management to ensure that the Company's policies and procedures are functioning as intended to protect the Company's information systems from cybersecurity threats. The Audit Committee performs an annual review and discussion of the Company's cybersecurity program, which includes planned actions in the event of a threat or recovery situation.

Our IT team is led by the Director of Information Technology and is responsible for regular assessment and management of cybersecurity risks. The Director of Information Technology has constant access to the Audit Committee to provide regular updates as necessary regarding any new developments.

We view cybersecurity as a shared responsibility of the Audit Committee and the IT team led by the Director of Information Technology, and we incorporate external resources and advisors as needed to conduct evaluations of our security controls through penetration testing, independent audits and consulting on best practices. The results of those tests are presented annually to the Board.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Midlothian, Texas, and we operate manufacturing facilities throughout the United States. See the table below for additional information regarding our locations.

All of our properties are used for the production, warehousing and shipping of business products, including the following: business forms, flexographic printing, and advertising specialties (Wolfe City, Texas); presentation products (Macomb, Michigan; De Pere, Wisconsin and Columbus, Kansas); printed and electronic promotional media (Columbus, Kansas); envelopes (Portland, Oregon; Columbus, Kansas; Tullahoma, Tennessee, Claysburg and Old Forge, Pennsylvania); financial forms (Minneapolis/St. Paul, Minnesota; and Nevada, Iowa); statement printing and mailing (Roanoke, Virginia; Arlington and Grand Prairie, Texas; South Elgin, Illinois, and Overland Park, Kansas); kiosk media, thermal, ATM, and pay station receipts (Indianapolis, Indiana); and pressure seal products (Roanoke, Virginia and Clarksville, Tennessee).

Our plants are operated at production levels required to meet our forecasted customer demands. Production levels fluctuate with market demands and depend upon the product mix at any given point in time. Equipment is added as existing machinery becomes obsolete or not repairable, and as new equipment becomes necessary to meet market demands; however, at any given time, these additions and replacements are not considered to be material additions to property, plant and equipment, although such additions or replacements may increase a plant's efficiency or capacity.

All of our facilities are believed to be in good condition. We do not anticipate that substantial expansion, refurbishing, or re-equipping of our facilities will be required in the near future.

All of our rented property is held under leases with original terms of one or more years, expiring at various times through September 2031. Some leases include options to renew at our discretion. Generally, we are able to maintain or renew leases as they expire without significant difficulty, but leases in certain markets may be subject to significant rent increases that necessitate consolidating operations to maintain profitability.

Location	General Use	Approximate Square Footage	
		Owned	Leased
Fairhope, Alabama	Manufacturing	65,000	—
Sun City, California	Two Manufacturing Facilities and Warehouse	52,617	1,911
Denver, Colorado	One Manufacturing Facility	60,000	—
Hiram, Georgia	One Manufacturing Facility	—	91,000
Lithia Springs, Georgia	Manufacturing	—	40,050
Harvard, Illinois	Manufacturing and Warehouse	42,000	—
South Elgin, Illinois	Manufacturing	—	70,500
Indianapolis, Indiana	Manufacturing	—	34,630
DeWitt, Iowa	Two Manufacturing Facilities	95,000	—
Nevada, Iowa	Two Manufacturing Facilities	232,000	—
Columbus, Kansas	Two Manufacturing Facilities and Warehouse	174,089	—
Ft. Scott, Kansas	Manufacturing	86,660	—
Girard, Kansas	Manufacturing	69,474	—
Overland Park, Kansas	Two Manufacturing Facilities	—	26,750
Parsons, Kansas	Manufacturing & One Warehouse	122,740	40,000
Canton, Michigan	Manufacturing Facility	32,958	—
Macomb, Michigan	Manufacturing	56,350	—
Brooklyn Park, Minnesota	Manufacturing	94,800	—
El Dorado Springs, Missouri	Manufacturing	70,894	—
Fenton, Missouri	Sublease *	—	26,847
Marlboro, New Jersey	Manufacturing and Warehouse	—	7,450
Caledonia, New York	Manufacturing and one vacant	191,730	—
Fairport, New York	Two Manufacturing Facilities	40,800	—
Coshocton, Ohio	Manufacturing	24,750	—
Toledo, Ohio	Two Manufacturing Facilities and one vacant	120,947	—
Portland, Oregon	Two Manufacturing Facilities	—	222,279
Annville, Pennsylvania	Manufacturing	37,000	—
Claysburg, Pennsylvania	Manufacturing	—	69,000
Old Forge, Pennsylvania	Manufacturing	101,000	—
Clarksville, Tennessee	Manufacturing	51,900	—
Powell, Tennessee	Manufacturing	43,968	—
Tullahoma, Tennessee	Two Manufacturing Facilities	142,061	—
Arlington, Texas	Two Manufacturing Facilities	69,935	—
Ennis, Texas	Three Manufacturing Facilities	325,118	—
Grand Prairie, Texas	Manufacturing	—	40,243
Houston, Texas	Manufacturing	—	29,668
Wolfe City, Texas	Two Manufacturing Facilities	119,259	—
Chatham, Virginia	Two Manufacturing Facilities	127,956	—
Roanoke, Virginia	Manufacturing	110,000	—
DePere, Wisconsin	Manufacturing	—	123,187
Neenah, Wisconsin	Two Manufacturing Facilities & One Warehouse	72,354	97,161
		2,833,360	920,676

Corporate Offices

Location	General Use	Owned	Leased
Ennis, Texas	Administrative Offices	9,300	—
Midlothian, Texas	Executive and Administrative Offices	28,000	—
		37,300	—
	Totals	**2,870,660**	**920,676**

* The Company exited the lease facility and is subleasing the remaining noncancelable lease term through July 2027.

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in various litigation matters arising in the ordinary course of our business. We do not believe the disposition of any current matter will have a material adverse effect on our consolidated financial position or results of operations.

Ennis and one of its subsidiaries are defendants in a lawsuit in Arizona concerning the lease of the former B&D Litho facility that was closed in 2019. The plaintiff landlord generally alleges that the defendants failed to maintain the leased premises in good condition. The landlord sought more than $4.0 million in repair costs and other consequential damages even though the landlord sold the facility without making the supposedly necessary repairs. The Company has denied the landlord's allegations and is vigorously contesting the landlord's unreasonable claim. The Court has made a preliminary ruling that defendants failed to maintain the facility's air conditioning equipment, paved surfaces and roof in good condition even though the landlord had assumed responsibility for some of those maintenance obligations. There was a non-jury trial of the case in March 2026 at which the judge dismissed the landlord's claim that the Company failed to maintain the premises during the tenancy. The landlord also abandoned some of the alleged categories of damages. The landlord's other breach of contract claim that the Company failed to surrender the property in good condition remains pending.   Initial post-trial briefs are due by June 30, 2026 and a final decision is not expected before the fourth quarter of the 2026 calendar year. The Company has accrued a liability reserve of approximately $0.5 million related to this claim.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "EBF". The following table sets forth the high and low sales prices, the common stock trading volume as reported by the NYSE and dividends per share paid by the Company for the periods indicated:

	Common Stock Price Range		Common Stock Trading Volume (number of shares in thousands)	Dividends per share of Common Stock
	High	Low		
Fiscal Year Ended February 28, 2026				
First Quarter	$ 22.01	$ 17.15	13,232	$ 0.250
Second Quarter	19.14	17.53	9,565	$ 0.250
Third Quarter	18.74	16.30	12,357	$ 0.250
Fourth Quarter	21.32	17.26	11,784	$ 0.250
Fiscal Year Ended February 28, 2025				
First Quarter	$ 25.75	$ 18.88	7,439	$ 0.250
Second Quarter	24.37	20.55	5,964	$ 0.250
Third Quarter	25.75	20.02	11,775	$ 2.750
Fourth Quarter	21.72	19.76	7,700	$ 0.250

On April 17, 2026, the last reported sale price of our common stock on the NYSE was $21.70, and there were approximately 575 shareholders of record. Cash dividends may be paid, or repurchases of our common stock may be made, from time to time as our Board deems appropriate, after considering our growth rate, operating results, financial condition, cash requirements, restrictive lending covenants, and such other factors as the Board may deem appropriate.

A dividend of $0.25 per share of our common stock was paid in each quarter of fiscal years 2026, 2025 and 2024. During the third quarter of fiscal year 2025, a special dividend of $2.50 per share of our common stock was paid in addition to the ordinary dividend of $0.25 per share of our common stock.

Dividends are declared at the discretion of the Board and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. The Board views the dividend as an important aspect of owning Ennis stock and continues to rank it a high priority in allocating the Company's earnings.

Our Board has authorized the repurchase of the Company's outstanding common stock through a stock repurchase program, which authorized amount is currently up to $60.0 million in the aggregate. Under the repurchase program, purchases may be made from time to time in the open market or through privately negotiated transactions, depending on market conditions, share price, trading volume and other factors. Repurchases may be commenced or suspended at any time or from time to time without prior notice, provided that any purchases must be made in accordance with applicable insider trading rules and securities laws and regulations. Since the program's inception in October 2008, we have repurchased 3,127,900 common shares under the program at an average price of $16.87 per share. During our fiscal year 2026, we repurchased 793,556 shares of common stock at an average price of $18.04 per share. As of February 28, 2026, $7.2 million remained available to repurchase shares of common stock under the program.

Stock Performance Graph

The graph below matches Ennis, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the Russell 2000 index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from February 28, 2021 to February 28, 2026.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Ennis, Inc., the S&P 500 Index
and the Russell 2000 Index

——— Ennis, Inc. ——— S&P 500 ——— Russell 2000

*$100 invested on 2/28/21 in stock or index, including reinvestment of dividends.
Fiscal year ending February 28.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2026 Russell Investment Group. All rights reserved.

	2021	2022	2023	2024	2025	2026
Ennis, Inc.	$ 100.00	$ 99.48	$ 121.05	$ 118.65	$ 145.71	$ 153.27
S&P 500	100.00	116.39	107.44	140.15	165.95	194.15
Russell 2000	100.00	93.99	88.34	97.21	103.72	127.92

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. [Reserved]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess our financial condition and results of operations. Statements that are not historical are forward-looking and involve risk and uncertainties, including those discussed under the caption "Risk Factors" in Item 1A of this Annual Report on Form 10-K and elsewhere in this Report. You should read this discussion and analysis in conjunction with our Consolidated Financial Statements and the related notes appearing elsewhere in this Report. The words "anticipate," "preliminary," "expect," "believe," "intend" and similar expressions identify forward-looking statements. We believe these forward-looking statements are based upon reasonable assumptions. All such statements involve risks and uncertainties, and as a result, actual results could differ materially from those projected, anticipated, or implied by these statements.

In view of such uncertainties, investors should not place undue reliance on our forward-looking statements since such statements may prove to be inaccurate and speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Management's Discussion and Analysis covers the continuing operations of the Company, which are comprised of the production and sale of business forms and other business products. This Management's Discussion and Analysis includes the following sections:

- *Overview* – An overall discussion regarding our Company, the business challenges and opportunities we believe are key to our success, and our plans for facing these challenges relating to our continuing operations.

- *Critical Accounting Estimates* – A discussion of the accounting policies that require our most critical judgments and estimates relating to our continuing operations. This discussion provides insight into the level of subjectivity, quality, and variability involved in these judgments and estimates. This section also provides a summary of recently adopted and recently issued accounting pronouncements that have or may materially affect our business.

- *Results of Operations* – An analysis of our consolidated results of operations and segment results for the three years presented in our Consolidated Financial Statements. This analysis discusses material trends within our continuing business and provides important information necessary for an understanding of our continuing operating results.

- *Liquidity and Capital Resources* – An analysis of our cash flows and a discussion of our financial condition and contractual obligations. This section provides information necessary to evaluate our ability to generate cash and to meet existing and known future cash requirements over both the short and long term.

References to 2026, 2025 and 2024 refer to the fiscal years ended February 28, 2026, February 28, 2025 and February 29, 2024, respectively.

Overview

The Company – Our management believes we are the largest provider of business forms, pressure-seal forms, labels, tags, envelopes, and presentation folders to independent distributors in the United States.

Our Business Challenges – Our industry continues to experience consolidation of traditional supply channels, ongoing product obsolescence, paper supplier capacity adjustments, and periodic pricing volatility and potential supply allocations resulting from demand and supply imbalance. Technology advances have enabled electronic document distribution, web-based hosting, digital printing and print-on-demand as viable and cost-effective alternatives to traditional custom-printed documents and customer communications. Improved equipment has become more accessible to both existing and new competitors. As a result, we face highly competitive conditions in an already mature, price-competitive print industry.

In addition to the risk factors discussed under the caption "Risk Factors" in Item 1A of this Annual Report, some of the key challenges of our business include the following:

Transformation of our portfolio of products – While traditional business documents remain essential to conducting business, many are being replaced through the use of lower-cost paper grades or imported products, or are being devalued by advances in digital technologies, resulting in continued declines in demand for a portion of our product line. Transforming our product offerings in order to provide innovative, value-added solutions on a proactive basis requires ongoing investments in new and existing technologies, as well as the development of key strategic business relationships, including print-on-demand services and product offerings that support customers transitioning to digital business environments. We continue to evaluate new market opportunities and niches, including through acquisitions, and to expand our offerings in areas such as envelopes, tags, folders, healthcare wristbands, specialty packaging, direct mail, pressure seal products, secure document, in-mold labels, and long-run integrated high color web print, which provide opportunities for growth and further differentiate us from our competition. Our ability to make such investments or pursue acquisitions is dependent on our liquidity, capital resources, and operating results.

Production capacity and price competition within our industry – Industry supply of paper products continues to fluctuate as changing market conditions influence producers to idle or permanently close individual machines or mills, or convert capacity to alternative product lines, including packaging, to offset declines in demand for certain paper grades. Recent industry activity has included temporary idling of machines, permanent closures and limited increases in specialty paper capacity, reflecting ongoing adjustments in response to shifts in demand. During the current fiscal year, the only domestic producer of carbonless paper permanently closed its mill which has contributed to ongoing supply constraints for this product. As previously reported, we increased inventory levels to provide buffer stock while transitioning to alternative sources of carbonless paper.

These dynamics may result in continued supply constraints and input cost volatility for certain paper grades. Margins remain under pressure due to volume variability in certain markets, elevated input costs and ongoing pricing competition. To mitigate these impacts, we continue to manage product costs through forecasting, production and costing models, strengthening supplier relationships; negotiating procurement terms; and improving operational efficiency, while evaluating opportunities to better leverage our fixed cost structure.

Continued consolidation of our customers – Our customers are primarily distributors, many of which are consolidating or are being acquired by competitors. While we have historically maintained a significant share of business with these customers, continued consolidation may affect our sales volume, pricing, and margins.

Critical Accounting Estimates

In preparing our Consolidated Financial Statements, we are required to make estimates and assumptions that affect the disclosures and reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and judgments on an ongoing basis, including those related to allowance for credit losses, inventory valuations, property, plant and equipment, intangible assets, pension plan obligations, accrued liabilities and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We believe the following accounting estimates are the most critical due to the application of significant subjective assumptions and judgments in the preparation of such estimates, which are included in our Consolidated Financial Statements.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation. Refer to Note 14, Income taxes.

Pension Plan – We maintain the Pension Plan for certain eligible employees. Included in our financial results are Pension Plan costs that are measured using actuarial valuations and require the use of a number of significant assumptions. Changes in these assumptions can result in different expense and liability amounts and future actual pension cost experience and funding requirements may differ materially from current estimates.

As our Pension Plan assets are invested in marketable securities, fluctuations in market values could potentially impact our Pension Plan funding status and associated liability recorded. The expected rate of return on assets was 5.50% at February 28, 2026 and February 28, 2025.

Similar to fluctuations in market values, a drop in the discount rate could potentially negatively impact our Pension Plan's funded status, recorded pension liability and future contribution levels with the opposite impact occurring for an increase in the discount rate. During fiscal years 2026 and 2025, the discount rate used to determine the net pension obligations for purposes of our Consolidated Financial Statements was 5.15%. The discount rate is reviewed by management annually and is adjusted to reflect movements in the average Mercer and FTSE (formerly Citigroup) pension yield curves for mature pension plans with duration of about 10 years. The Company estimated the duration of its pension benefit obligation ("PBO") to be approximately 12-15 years. Each 10-basis point change in the discount rate impacts our computed pension liability by about $0.5 million.

Also, continued changes in the mortality assumptions could potentially impact our Pension Plan's funded status. For the February 28, 2026 measurement, no change was made to the mortality assumption. The mortality assumption is used to estimate the future lifetime of plan participants. Any actual impact on the Pension Plan from the higher than expected mortality has already been recognized in the underlying participant data used to measure the pension liability. The impact on future longevity is still being studied, and there is a general expectation that the current population is a healthier cohort such that mortality rates may return to pre-pandemic levels. This assumption will continue to be monitored.

Impairment Assessments on Goodwill and Other Intangible Assets – Amounts allocated to intangibles and goodwill are determined based on valuation analyses for our acquisitions. Amortizable intangibles are amortized over their expected useful lives. We evaluate these amounts periodically (at least once a year) to determine whether a triggering event has occurred during the year that would indicate potential impairment.

We assess goodwill for impairment annually as of December 1, or more frequently if impairment indicators are present. The Company uses qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of its single reporting unit exceeds its carrying amount, including goodwill. Some of the qualitative factors considered in applying this test include consideration of macroeconomic conditions, industry and market conditions, cost factors affecting the reporting unit's business, overall financial performance of the business, and performance of the common share price of the Company. If qualitative factors are not deemed sufficient to conclude that it is more likely than not that the fair value of the reporting unit exceeds its carrying value, then a one-step quantitative approach is applied in making an evaluation. The quantitative evaluation utilizes multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis). The computations require management to make significant estimates and assumptions, including, among other things, selection of comparable publicly traded companies, an appropriate discount rate applied to future earnings reflecting a weighted average cost of capital, and earnings growth assumptions. A discounted cash flow analysis requires management to make various assumptions about future sales, operating margins, capital expenditures, working capital and growth rates. If the quantitative evaluation results in the fair value of the reporting unit being lower than the carrying value, an impairment charge is recorded. A goodwill impairment charge was not required for the fiscal years 2026, 2025 or 2024.

Allowance for Credit Losses and Accounts Receivable – Net sales consist of gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Our allowance for credit losses is based on an analysis that estimates the amount of our total customers receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends. While we believe we have exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial health of our customers. If the financial health of our customers deteriorates, the timing and level of payments received could be impacted and therefore, could result in a change to our estimated losses. Returns, discounts and other allowances have historically been insignificant.

Allowance for Excess and Obsolete Inventories – With the exception of approximately 5.6% and 7.1% of inventories valued using the lower of last-in, first-out ("LIFO") cost flow assumption for fiscal years 2026 and 2025, respectively, our inventories are valued at the lower of cost or net realizable value as is required under U.S. GAAP when we follow the first-in-first-out cost flow assumption ("FIFO"). We regularly review inventory values on hand, using specific aging categories, and write down inventory deemed obsolete and/or slow-moving based on historical usage and estimated future usage to its estimated net realizable value. As actual future demand or market conditions may vary from those projected by management, adjustments to inventory valuations may be required. The allowance for excess and obsolete inventory at fiscal years ended 2026 and 2025 were $1.9 million and $1.8 million, respectively. The aged inventory allowance is recorded primarily to account for the decrease in market value of general stock inventory that is not manufactured to specific customer order. Inventory write offs were less than $0.1 million in fiscal year ended 2026 and $0.1 million in each of the fiscal years ended 2025 and 2024.

Results of Operations

The following discussion provides information which we believe is relevant to understanding our results of operations and financial condition. The discussion and analysis should be read in conjunction with the accompanying Consolidated Financial Statements and notes thereto. Unless otherwise indicated, this financial overview is for the continuing operations of the Company, which are comprised of the production and sales of business forms and other business products. The operating results of the Company for fiscal year 2026 and the comparative fiscal years 2025 and 2024 are included in the tables below.

Consolidated Summary

Consolidated Statements of Operations - Data (*in thousands*)	Fiscal Years Ended					
	2026		2025		2024	
Net sales	$ 392,403	100.0%	$ 394,618	100.0%	$ 420,109	100.0%
Cost of goods sold	271,992	69.3	277,324	70.3	294,767	70.2
Gross profit margin	120,411	30.7	117,294	29.7	125,342	29.8
Selling, general and administrative	67,734	17.3	65,378	16.6	68,830	16.4
(Gain) loss from disposal of assets	(13)	—	(58)	—	53	—
Income from operations	52,690	13.4	51,974	13.2	56,459	13.4
Other income (expense), net	5,904	1.5	3,480	0.9	2,664	0.6
Earnings before income taxes	58,594	14.9	55,454	14.1	59,123	14.1
Provision for income taxes	15,967	4.1	15,232	3.9	16,526	3.9
Net earnings	$ 42,627	10.9%	$ 40,222	10.2%	$ 42,597	10.1%

Net Sales. Our net sales were $392.4 million for fiscal year 2026, compared to $394.6 million for fiscal year 2025, a decrease of $2.2 million, or 0.6%. The decrease was primarily driven by lower organic volumes of approximately $25.0 million, reflecting continued softness in portions of the print market and ongoing pricing competition. The decline was largely offset by approximately $22.8 million increase in revenues generated from our recent acquisitions. Industry demand continues to be influenced by the long-term shift toward digital alternatives, although print remains an essential component in many of our customers' operations. We continue to focus on, and maintain our pricing discipline, while optimizing our product mix to mitigate volume-related pressures.

Our net sales were $394.6 million for fiscal year 2025 compared to $420.1 million for fiscal year 2024, a decrease of $25.5 million or 6.1%, primarily due to a $38.7 million decrease in volume demand, partially offset by an approximately $13.2 million increase in revenues generated from our recent acquisitions during fiscal year 2024 and 2025.

Cost of Goods Sold. Manufacturing costs decreased $5.3 million, or 1.9% from $277.3 million for fiscal year 2025 to $272.0 million for fiscal year 2026, primarily reflecting lower sales volumes, partially offset by higher input costs in certain categories. Our gross profit was $120.4 million or 30.7% of sales for fiscal year 2026, compared to $117.3 million or 29.7% of sales for fiscal year 2025. The improvement in gross margin was driven by pricing discipline, product mix, and ongoing cost management initiatives, including procurement strategies and manufacturing efficiencies.

Manufacturing costs decreased $17.5 million, or 5.9%, from $294.8 million for fiscal year 2024 to $277.3 million for fiscal year 2025 primarily as a result of decreased sales volume. Our gross profit was $117.3 million or 29.7% of sales for fiscal year 2025, compared to $125.3 million or 29.8% for fiscal year 2024.

Selling, general, and administrative expenses. For fiscal year 2026, our selling, general and administrative ("SG&A") expenses were $67.7 million compared to $65.4 million for fiscal year 2025, an increase of $2.3 million, or 3.5%. The increase was primarily driven by higher incentive compensation reflecting improved net earnings, increased medical costs, and higher amortization expense, partially offset by lower consolidation-related expenses. As a percentage of sales, SG&A increased from 16.6% in fiscal year 2025 to 17.3% in fiscal year 2026, reflecting the impact of lower organic volumes and higher operating costs.

Our SG&A expenses decreased approximately $3.4 million or 5.0%, from $68.8 million for fiscal year 2024 to $65.4 million for fiscal year 2025 primarily as a result of reduction in executive incentive compensation expense and operational efficiencies. As a percentage of sales, SG&A expenses increased slightly from 16.4% to 16.6% in fiscal year 2025.

(Gain) loss from disposal of assets. Our gain from disposal of assets was less than $0.1 million in 2026. The $0.1 million gain from disposal of assets for fiscal 2025 is primarily from the sale of unused manufacturing equipment. The $0.1 million loss from disposal of assets for fiscal 2024 is primarily from the sale of unused manufacturing equipment.

Income from operations. Primarily due to factors described above, our income from operations for fiscal year 2026 increased $0.7 million to $52.7 million or 13.4% of net sales from $52.0 million or 13.2% of net sales for fiscal year 2025. Income from operations for fiscal year 2025 decreased $4.5 million to $52.0 million or 13.2% of net sales from $56.5 million or 13.4% of net sales for fiscal year 2024.

Other income (expense). Other income was $5.9 million in 2026 compared to $3.5 million in 2025. The increase was primarily attributable to the recognition of $5.3 million related to proceeds received in connection with a legal matter against Wright Printing Company, its owners Mark Wright, and CEO Mardra Sikora, which includes $0.4 million of interest income.

Interest income decreased to $1.9 million in fiscal year 2026 from $4.9 million in 2025 and $4.0 million in 2024 primarily due to lower average cash balances following the special dividend paid in the fourth quarter of fiscal year 2025, an increase in inventory levels, and acquisition of NEC in fiscal year 2026. Other expense for fiscal year 2026 was $1.3 million compared to $1.4 million for fiscal year 2025 and $1.3 million for fiscal year 2024.

Provision for income taxes. Our effective tax rates for fiscal years 2026, 2025 and 2024 were 27.3%, 27.5%, and 28.0%, respectively.

Net earnings. Net earnings were $42.6 million, or $1.66 per diluted share for fiscal year 2026 compared to $40.2 million or $1.54 per diluted share for fiscal year 2025. The increase was primarily driven by improved gross margins and higher other income, including proceeds from the settlement of a legal matter, partially offset by lower revenues.

Net earnings were $40.2 million, or $1.54 per diluted share for fiscal year 2025 as compared to $42.6 million or $1.64 per diluted share for fiscal year 2024. Net earnings were impacted by decreased revenues in fiscal year 2025.

Liquidity and Capital Resources

We fund our operations primarily through cash generated from operating activities. Our principal cash requirements include payments to vendors in the ordinary course of business, capital expenditures, compensation and benefits, and dividends to shareholders. As of February 28, 2026, we had a cash and cash equivalents balance of $34.6 million. We expect operating cash flows to be consistent with prior years, and we anticipate reduced purchasing needs over the next few quarters due to our recent strategic stockpiling of carbonless paper inventory. Based on these factors, we believe our cash on hand, together with anticipated cash flows from operations, will be sufficient to meet our operating and capital requirements for the next twelve months. Our capital expenditures to maintain our manufacturing facilities are expected to range between $4.0 million and $7.0 million over the next twelve months, consistent with historical spending levels. For the year ended February 2026, we spent approximately $3.7 million on capital expenditures and purchased a leased building for $8.0 million.

	Fiscal Years Ended		
(Dollars in thousands)	2026	2025	2024
Working Capital	$ 96,389	$ 119,436	$ 167,581
Cash	34,570	67,000	81,597
Short-term investments	$ —	$ 5,475	$ 29,325

Working Capital. Our working capital decreased $23.0 million or 19.3% from $119.4 million at February 28, 2025 to $96.4 million at February 28, 2026 primarily due to cash used for the acquisition of NEC, ESS and CFC totaling $38.9 million, stock repurchases of $14.5 million, dividends paid of $26.1 million, capital expenditures of $11.7 million and inventory purchases of $15.9 million, partially offset by cash collections on receivables. Our current ratio, calculated by dividing our current assets by our current liabilities, decreased from 4.6 to 1.0 for fiscal year 2025 to 3.7 to 1.0 for fiscal year 2026.

Our working capital decreased by approximately $48.2 million, or 28.8%, from $167.6 million at fiscal year 2024 to $119.4 million at fiscal year 2025. Our current ratio, calculated by dividing our current assets by our current liabilities, decreased from 6.0 to 1.0 for fiscal year 2024 to 4.6 to 1.0 for fiscal year 2025. Our decrease in working capital primarily reflects the decrease in cash due to a special dividend of $65.0 million paid to shareholders during the fiscal year 2025, offset by cash collections on receivables.

Cash Flow Components

	Fiscal Years Ended		
(Dollars in thousands)	2026	2025	2024
Net cash provided by operating activities	$ 52,733	$ 65,855	$ 69,069
Net cash provided by (used in) investing activities	(44,848)	13,200	(54,994)
Net cash used in financing activities	$ (40,315)	$ (93,652)	$ (26,446)

Cash flows from operating activities. Cash provided by operating activities was $52.7 million for fiscal year 2026 (a decrease of $13.2 million compared to fiscal year 2025), $65.9 million for fiscal year 2025 (a decrease of $3.2 million compared to fiscal year 2024) and $69.1 million for fiscal year 2024.

Our decreased operational cash flows in fiscal year 2026 compared to fiscal year 2025 was primarily the result of a $15.9 million increase in inventories, offset by a $2.4 million increase in earnings.

Our decreased operational cash flows in fiscal year 2025 compared to fiscal year 2024 was primarily the result of a $6.1 million decrease from inventories, $0.7 million increase from our accounts receivable, offset by a $2.4 million decrease in earnings and $7.7 million decrease in payables and accrued expenses.

Cash flows from investing activities. Cash used in investing activities was $44.8 million in fiscal year 2026 compared to cash provided by investing activities of $13.2 million in fiscal year 2025, representing a $58.0 million decrease. During fiscal year 2026, we invested $8.0 million to purchase a facility we previously leased and paid $38.9 million for the acquisitions of NEC, ESS and CFC. During fiscal year 2025, we made acquisitions totaling $6.2 million and had net maturities of U.S. Treasury bills of $24.9 million. During fiscal year 2024, $19.6 million was used to acquire businesses and $29.9 million was used for net purchases of U.S. Treasury bills.

Cash flows from financing activities. Cash used in financing activities decreased by $53.3 million in fiscal year 2026 compared to fiscal year 2025. The decrease was primarily due to a one-time special dividend of $2.50 per share or $65.0 million, paid during fiscal year 2025. During fiscal years 2026, 2025 and 2024 we repurchased $14.5 million, $1.8 million and $0.6 million, respectively, of our common stock under our stock repurchase program.

Stock Repurchase – The Board has authorized the repurchase of the Company's outstanding common stock under a program with an aggregate authorization of up to $60.0 million. Repurchases may be made from time to time in the open market or through privately negotiated transactions, depending on market conditions, share price, trading volume and other factors. The program may be suspended or discontinued at any time without prior notice, subject to compliance with applicable insider trading rules and securities laws and regulations.

Since the program's inception in October 2008, we have repurchased 3,127,900 common shares at an average price of $16.87 per share. During our fiscal year 2026, we repurchased 793,556 shares at an average price of $18.04 per share. As of February 28, 2026, $7.2 million remained available under the program. We may repurchase shares from time to time under the program, subject to Board authorization, market conditions and other factors.

Credit Facility – As of February 28, 2026, we had $0.2 million outstanding under a standby letter of credit arrangement secured by a cash collateral bank account. It is anticipated that our cash, short-term investments and funds from operating cash flows will be sufficient to fund anticipated future expenditures for at least the next twelve months from the date of this filing.

Pension Plan – The funded status of our Pension Plan is dependent on many factors, including returns on invested assets, the level of market interest rates and the level of funding. The assumptions used to calculate the pension funding deficit are different from the assumption used to determine the net pension obligations for purposes of our Consolidated Financial Statements. The funding of our Pension Plan is governed by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code and is also subject to the Moving Ahead for Progress in the 21st Century Act, the Highway and Transportation Funding Act of 2014, the Bipartisan Budget Act of 2015, and the American Rescue Plan Act of 2021. Under these regulations, the liabilities are discounted using 24-month average corporate bond rates within a specified corridor around the 25-year average. For the remainder of 2026, the effective discount rate is expected to be between 5.30% and 5.40%. We were not required to make, and did not make a contribution to our Pension Plan in fiscal year 2026; however, we contributed $1.2 million in each of fiscal years 2025 and 2024. Given our funded status as of February 28, 2026, and absent any significant negative event, we anticipate that our future contributions will be between $1.0 million and $1.2 million per year, depending on our Pension Plan's funding.

Inventories – We believe our inventory levels are sufficient to satisfy customer demand, and we expect to maintain adequate access to raw materials to support future business requirements. Recent consolidation within the paper industry and the closure of the sole U.S. mill producing rolls of carbonless paper are expected to create volatility in paper pricing and supply availability. In anticipation of this disruption, we made a strategic decision to increase inventory levels to mitigate the risk of shortages and ensure continuity of supply. We maintain long-term supply agreements with key paper vendors that establish pricing parameters but do not impose minimum purchase obligations. Certain rebate programs, however, are contingent on achieving minimum purchase volumes and management currently expects to meet those requirements. During the current fiscal year, our primary domestic supplier of carbonless papers permanently closed one of its mills, and we are in the process of identifying and transitioning to alternative suppliers on a go-forward basis.

Capital Expenditures – We continue to make capital expenditures for operational maintenance purposes, as required. Additionally, we will carefully evaluate capital expenditures for additional equipment to the extent such investments improve our operations and do not jeopardize our strong liquidity position. We expect our capital requirements for fiscal year 2027, exclusive of capital required for possible acquisitions, to be within our historical range of between $4.0 million and $7.0 million.

For the year ended February 2026, we spent approximately $3.7 million on capital expenditures and purchased a leased building for $8.0 million. We expect to generate sufficient cash flows from our operating activities to cover our operating and other normal capital requirements for the foreseeable future.

Contractual Obligations – There have been no significant changes in our contractual obligations since February 28, 2026 that have, or that are reasonably likely to have, a material impact on our results of operations or financial condition. The following table represents our contractual commitments as of February 28, 2026 (in thousands).

	Total	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in more than 5 years
Estimated pension benefit payments to Pension Plan participants	$ 40,300	$ 3,500	$ 7,700	$ 8,200	$ 20,900
Letters of credit	176	176	—	—	—
Operating leases	9,721	4,332	4,279	970	140
Total	$ 50,197	$ 8,008	$ 11,979	$ 9,170	$ 21,040

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Interest Rates

From time to time, we are exposed to interest rate risk on short-term and long-term financial instruments carrying variable interest rates. While we had no outstanding debt at February 28, 2026, we would be exposed to interest rate risk if we borrow under a credit facility in the future. We may from time to time utilize interest rate swaps to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. We do not use derivative instruments for trading purposes. In addition, a decrease in the discount rate could negatively impact our Pension Plan's funded status. See *Critical Accounting Estimates* in Item 7 and Note 13 of the Consolidated Financial Statements for further discussion.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in domestic and global financial markets.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and Supplementary Data required by this Item 8 are set forth following the signature page of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

A review and evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of February 28, 2026. Based upon that review and evaluation, we have concluded that our disclosure controls and procedures were effective as of February 28, 2026.

Management's Report on Internal Control over Financial Reporting

The Consolidated Financial Statements, financial analysis and all other information in this Annual Report on Form 10-K were prepared by management, who is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

i.   Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of February 28, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control—Integrated Framework* ("2013 COSO framework"). Based on management's assessment using those criteria, we believe that, as of February 28, 2026, the Company's internal control over financial reporting is effective.

In conducting our evaluation, we excluded the assets and liabilities and results of operations of our acquisitions, NEC, ESS and CFC, during fiscal year ended 2026, in accordance with the SEC staff's interpretive guidance concerning management's reporting on internal controls over financial reporting in connection with these acquisitions. The assets and revenues resulting from these acquisitions constituted approximately 12.8% and 5.8%, respectively, of the related Consolidated Financial Statement amounts as of and for the year ended February 28, 2026.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management believes that the Consolidated Financial Statements included in this Annual Report on Form 10-K present fairly in all material respects our consolidated position, results of operations and cash flows for the period presented.

CohnReznick LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Company for the fiscal years ended February 28, 2026, February 28, 2025 and February 29, 2024, and has audited the effectiveness of the Company's internal control over financial reporting as of February 28, 2026. Their report on the effectiveness of internal control over financial reporting is presented on page F-3 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth below, the information required by Item 10 is incorporated herein by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, including "Election of Directors", "Corporate Governance", "Executive Officers" and "Delinquent Section 16(a) Reports."

The SEC and the NYSE have issued multiple regulations requiring policies and procedures in the corporate governance area. In complying with these regulations, it has been the goal of the Company's Board and senior leadership to do so in a way which does not inhibit or constrain the Company's unique culture, and which does not unduly impose a bureaucracy of forms and checklists. Accordingly, formal, written policies and procedures have been adopted in the simplest possible way, consistent with legal requirements, including a Code of Ethics applicable to the Company's principal executive officer, principal financial officer, and principal accounting officer or controller. The Company's Corporate Governance Guidelines, its charters for each of its Audit, Compensation, Nominating and Corporate Governance Committees and its Code of Ethics covering all employees are available on the Company's website, www.ennis.com, and a copy will be mailed upon request to Investor Relations at 2441 Presidential Parkway, Midlothian, TX 76065. If we make any substantive amendments to the Code of Ethics, or grant any waivers to the Code of Ethics for any of our senior officers or directors, we will disclose such amendment or waiver on our website and in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12, as to certain beneficial owners and management, is hereby incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated herein by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report.

1. **Index to Consolidated Financial Statements of the Company**

An "Index to Consolidated Financial Statements" has been filed as a part of this Report beginning on page F-1 hereof.

2. All schedules for which provision is made in the applicable accounting regulation of the SEC have been omitted because of the absence of the conditions under which they would be required or because the material information required is included in the Consolidated Financial Statements of the Registrant or the notes thereto.

3. **Exhibits**

Exhibit Number	Description
Exhibit 3.1(a)	Restated Articles of Incorporation, as amended through June 23, 1983 with attached amendments dated June 20, 1985, July 31, 1985, June 16, 1988 and November 4, 1998, incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Form 10-Q filed on October 6, 2017 (File No. 001-05807).
Exhibit 3.1(b)	Amendment to Articles of Incorporation, dated June 17, 2004, incorporated herein by reference to Exhibit 3.1(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 2007 filed on May 9, 2007(File No. 001-05807).
Exhibit 3.2	Fourth Amended and Restated Bylaws of Ennis, Inc., dated July 10, 2017, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 10, 2017 (File No. 001-05807).
Exhibit 4.1	Description of Ennis, Inc. Securities Registered under Section 12 of the Exchange Act of 1934, incorporated herein by reference to Exhibit 4.1 on Registrant's Annual Report, Form 10-K, fiscal year ended February 29, 2024 filed May 10, 2024 (File No. 001-05807).
Exhibit 10.1	Amended and Restated Chief Executive Officer Employment Agreement between Ennis, Inc. and Keith S. Walters, effective as of December 19, 2008, herein incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on January 20, 2009 (File No. 001-05807).+
Exhibit 10.2	2021 Long-Term Incentive Plan effective on July 15, 2021, incorporated herein by reference to Appendix A of the Registrant's Form DEF 14A filed on June 3, 2021.
Exhibit 19	Insider Trading Policy effective as of May 1, 2025, incorporated herein by reference to Exhibit 19 to the Registrant's Form 10-K filed on May 13, 2025 (File No. 001-05807)
Exhibit 21	Subsidiaries of Registrant*
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm*
Exhibit 31.1	Certification Pursuant to Rule 13a-14(a) of Chief Executive Officer.*
Exhibit 31.2	Certification Pursuant to Rule 13a-14(a) of Chief Financial Officer.*
Exhibit 32.1	Section 1350 Certification of Chief Executive Officer.**
Exhibit 32.2	Section 1350 Certification of Chief Financial Officer.**
Exhibit 97	Compensation Clawback Policy effective as of September 15, 2023, incorporated herein by reference to Exhibit 97 on Registrant's Annual Report, Form 10-K, fiscal year ended February 29, 2024 filed May 10, 2024 (File No. 001-05807),
Exhibit 101	The following information from Ennis, Inc.'s Annual Report on Form 10-K for the year ended February 28, 2026, filed on May 8, 2026, formatted as Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith.
** Furnished herewith.
+   Represents a management contract or a compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENNIS, INC.

Date: May 8, 2026	/s/ KEITH S. WALTERS
	Keith S. Walters, Chairman of the Board,
	Chief Executive Officer and President
Date: May 8, 2026	/s/ VERA BURNETT
	Vera Burnett
	Chief Financial Officer, Treasurer and Principal
	Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: May 8, 2026	/s/ KEITH S. WALTERS
	Keith S. Walters, Chairman of the Board,
	Chief Executive Officer and President
Date: May 8, 2026	/s/ WALTER D. GRUENES
	Walter D. Gruenes, Director
Date: May 8, 2026	/s/ AARON CARTER
	Aaron Carter, Director
Date: May 8, 2026	/s/ BARBARA T. CLEMENS
	Barbara T. Clemens, Director
Date: May 8, 2026	/s/ MARGARET A. WALTERS
	Margaret A. Walters, Director
Date: May 8, 2026	/s/ GARY S. MOZINA
	Gary S. Mozina, Director
Date: May 8, 2026	/s/ TROY L. PRIDDY
	Troy L. Priddy, Director
Date: May 8, 2026	/s/ ALEJANDRO QUIROZ
	Alejandro Quiroz, Director
Date: May 8, 2026	/s/ MICHAEL D. MAGILL
	Michael D. Magill, Director
Date: May 8, 2026	/s/ VERA BURNETT
	Vera Burnett, Principal Financial and Accounting
	Officer

ENNIS, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ennis, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ennis, Inc. and subsidiaries (the "Company") as of February 28, 2026 and 2025, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2026 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of February 28, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 8, 2026 expressed an unqualified opinion.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CohnReznick LLP

We have served as the Company's auditor since November 2022.

Frisco, Texas
May 8, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ennis, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Ennis, Inc. and subsidiaries (the "Company") as of February 28, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of Northeastern Envelope Company ("NEC"), Envelope Superstore ("ESS"), and CFC Print & Mail ("CFC"), which are consolidated starting from their respective acquisition dates of April 11, 2025, April 11, 2025 and November 14, 2025, respectively, in the consolidated financial statements of the Company and constituted approximately 12.8% of assets and 5.8% of net sales as of and for the year ended February 28, 2026. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of NEC, ESS, and CFC at February 28, 2026.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows of the Company and our report dated May 8, 2026 expressed and unqualified opinion.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ CohnReznick LLP

Frisco, Texas
May 8, 2026

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	February 28, 2026	February 28, 2025
Assets		
Current assets		
Cash and cash equivalents	$ 34,570	$ 67,000
Short-term investments	—	5,475
Accounts receivable, net	37,983	37,037
Other receivables	1,623	1,716
Inventories, net	54,895	38,797
Prepaid expenses	2,699	2,587
Prepaid income taxes	—	128
Total current assets	131,770	152,740
Property, plant and equipment, net	63,341	52,586
Operating lease right-of-use assets, net	9,503	9,833
Goodwill	106,586	94,349
Intangible assets, net	38,832	33,270
Net pension asset	2,208	1,422
Other assets	4,671	4,735
Total assets	$ 356,911	$ 348,935
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 14,291	$ 13,799
Accrued expenses	16,846	15,339
Current portion of operating lease liabilities	4,244	4,166
Total current liabilities	35,381	33,304
Deferred income taxes	7,309	7,841
Operating lease liabilities, net of current portion	4,971	5,310
Other liabilities	518	500
Total liabilities	48,179	46,955
Shareholders' equity		
Common stock $2.50 par value, authorized 40,000,000 shares; issued 30,053,443 shares at February 28, 2026 and February 28, 2025	75,134	75,134
Additional paid-in capital	127,057	125,452
Retained earnings	201,155	184,430
Accumulated other comprehensive loss:		
Minimum pension liability, net of taxes	(9,496)	(11,426)
Treasury stock	(85,118)	(71,610)
Total shareholders' equity	308,732	301,980
Total liabilities and shareholders' equity	$ 356,911	$ 348,935

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Fiscal Years Ended		
	2026	2025	2024
Net sales	$ 392,403	$ 394,618	$ 420,109
Cost of goods sold	271,992	277,324	294,767
Gross profit	120,411	117,294	125,342
Selling, general and administrative	67,734	65,378	68,830
(Gain) loss from disposal of assets	(13)	(58)	53
Income from operations	52,690	51,974	56,459
Other income (expense)			
Interest income (expense)	1,894	4,872	3,973
Other, net	4,010	(1,392)	(1,309)
Total other income (expense)	5,904	3,480	2,664
Earnings from continuing operations before income taxes	58,594	55,454	59,123
Provision for income taxes	15,967	15,232	16,526
Net earnings	$ 42,627	$ 40,222	$ 42,597
Weighted average common shares outstanding			
Basic	25,607,789	26,025,452	25,842,798
Diluted	25,692,296	26,159,008	25,940,076
Earnings per share			
Basic	$ 1.66	$ 1.55	$ 1.65
Diluted	$ 1.66	$ 1.54	$ 1.64

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Years Ended		
	2026	2025	2024
Net earnings	$ 42,627	$ 40,222	$ 42,597
Adjustment to pension, net of taxes	1,930	1,593	1,085
Comprehensive income	$ 44,557	$ 41,815	$ 43,682

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED 2024, 2025, AND 2026
(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balance March 1, 2023	30,053,443	$ 75,134	$ 125,887	$ 219,459	$ (14,104)	(4,266,835)	$ (74,944)	$ 331,432
Net earnings	—	—	—	42,597	—	—	—	42,597
Adjustment to pension, net of deferred tax of $362	—	—	—	—	1,085	—	—	1,085
Dividends paid ($1.00 per share)	—	—	—	(25,860)	—	—	—	(25,860)
Stock based compensation	—	—	1,173	—	—	—	—	1,173
Exercise of stock options and restricted stock	—	—	(807)	—	—	45,959	807	—
Common stock repurchases	—	—	—	—	—	(29,350)	(586)	(586)
Balance February 29, 2024	30,053,443	$ 75,134	$ 126,253	$ 236,196	$ (13,019)	(4,250,226)	$ (74,723)	$ 349,841
Net earnings	—	—	—	40,222	—	—	—	40,222
Adjustment to pension, net of deferred tax of $531	—	—	—	—	1,593	—	—	1,593
Dividends paid ($3.50 per share)	—	—	—	(91,988)	—	—	—	(91,988)
Stock based compensation	—	—	3,976	—	—	—	—	3,976
Exercise of stock options and restricted stock	—	—	(4,777)	—	—	281,494	4,950	173
Common stock repurchases	—	—	—	—	—	(91,923)	(1,837)	(1,837)
Balance February 28, 2025	30,053,443	$ 75,134	$ 125,452	$ 184,430	$ (11,426)	(4,060,655)	$ (71,610)	$ 301,980
Net earnings	—	—	—	42,627	—	—	—	42,627
Adjustment to pension, net of deferred tax of $686	—	—	—	—	1,930	—	—	1,930
Dividends paid ($1.00 per share)	—	—	—	(25,902)	—	—	—	(25,902)
Stock based compensation	—	—	2,510	—	—	—	—	2,510
Exercise of stock options and restricted stock	—	—	(905)	—	—	53,573	948	43
Common stock repurchases	—	—	—	—	—	(793,556)	(14,456)	(14,456)
Balance February 28, 2026	30,053,443	$ 75,134	$ 127,057	$ 201,155	$ (9,496)	(4,800,638)	$ (85,118)	$ 308,732

See accompanying notes to Consolidated Financial Statements.

ENNIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal Years Ended				
		2026		2025		2024
Cash flows from operating activities:						
Net earnings	$	42,627	$	40,222	$	42,597
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation		9,047		8,843		9,863
Amortization of intangible assets		8,079		7,726		7,649
(Gain) loss from disposal of assets		(13)		(58)		53
Accrued interest on short-term investments		(25)		(1,057)		(431)
Credit losses		296		301		657
Stock based compensation		2,510		3,976		1,173
Deferred income taxes		(1,218)		(1,695)		(1,653)
Net pension expense		1,829		1,982		1,919
Cash paid to pension plan		—		(1,200)		(1,200)
Changes in operating assets and liabilities, net of the effects of acquisitions:						
Accounts receivable		1,088		9,494		8,872
Prepaid expenses and income taxes		72		499		(271)
Inventories		(12,848)		3,066		9,116
Other assets		78		(4,376)		120
Accounts payable and accrued expenses		1,123		(882)		(8,599)
Other liabilities		88		(986)		(796)
Net cash provided by operating activities		52,733		65,855		69,069
Cash flows from investing activities:						
Capital expenditures		(11,707)		(5,889)		(6,500)
Purchase of businesses, net of cash acquired		(38,930)		(6,187)		(19,609)
Purchase of investment securities		—		(10,093)		(31,394)
Maturity of investment securities		5,500		35,000		2,500
Proceeds from disposal of plant and property		289		369		9
Net cash provided by (used in) investing activities		(44,848)		13,200		(54,994)
Cash flows from financing activities:						
Dividends paid		(25,902)		(91,988)		(25,860)
Common stock repurchases		(14,456)		(1,837)		(586)
Proceeds from exercise of stock options		43		173		—
Net cash used in financing activities		(40,315)		(93,652)		(26,446)
Net change in cash		(32,430)		(14,597)		(12,371)
Cash and cash equivalents at beginning of period		67,000		81,597		93,968
Cash and cash equivalents at end of period	$	34,570	$	67,000	$	81,597

See accompanying notes to Consolidated Financial Statements.

(1) Significant Accounting Policies and General Matters

Nature of Operations. Ennis, Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in the production of and sale of business forms and other printed products to customers primarily located in the United States.

Basis of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's last three fiscal years ended on the following days: February 28, 2026, February 28, 2025 and February 29, 2024 (fiscal years ended 2026, 2025 and 2024, respectively).

Segment Reporting. The Company evaluates and reports information based on the manner in which our Chief Executive Officer ("CEO"), who is the chief operating decision maker ("CODM"), evaluates performance and allocates resources. The CODM evaluates performance and allocates resources to the business on a consolidated basis, and as such, the Company has concluded it has a single operating and reportable segment. See Note 20.

Cash and Cash Equivalents. All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

Accounts Receivable and Allowance for Credit Losses. Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date. The Company has established procedures to monitor credit risk and has not experienced significant credit losses in prior years. Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based on an analysis that estimates the amount of its total customer receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends. Write-offs are recorded at the time a customer receivable is deemed uncollectible. The Company recognizes expected credit losses based on a broader range of reasonable and supportable information to inform credit loss estimates.

Inventories. The Company values its inventories at the lower of first-in, first out ("FIFO") cost or market cost, with the exception of approximately 5.6% and 7.1% of inventories which are valued at last-in, first-out ("LIFO") for fiscal years 2026 and 2025, or net realizable value. The Company regularly reviews inventories on hand, using specific aging categories, and writes down the carrying value of its inventories for excess and potentially obsolete inventories based on historical usage and estimated future usage. In assessing the ultimate realization of its inventories, the Company is required to make judgments as to future demand requirements. As actual future demand or market conditions may vary from those projected by the Company, adjustments to inventories may be required. The Company provides reserves for excess and obsolete inventory when necessary based upon analysis of quantities on hand, recent sales volumes and reference to market prices.

Long-Lived Assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is based upon the fair value of assets.

Property, Plant and Equipment. Depreciation and amortization of property, plant and equipment is calculated using the straight-line method over a period considered adequate to amortize the total cost over the useful lives of the assets, which range from 3 to 11 years for machinery and equipment and 10 to 33 years for buildings and improvements. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized and depreciated over the remaining life of the specific property unit. The Company capitalizes all leases that are in substance acquisitions of property.

Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired and is not amortized. Intangible assets, all of which are definite-lived, consist of trademarks and trade names, customer lists, non-compete agreements and technology, and are amortized on a straight-line basis over their estimated useful lives. Goodwill is evaluated for impairment on an annual basis, or more frequently if impairment indicators arise, using a quantitative or qualitative fair-value-based test that compares the fair value of the related business unit to its carrying value.

Fair Value of Financial Instruments. Certain assets and liabilities are required to be recorded at fair value on a recurring basis. Fair value is determined based on the exchange price that would be received for an asset or transferred for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The carrying amounts of cash, accounts receivables, and accounts payable approximate fair value because of the short maturity and/or variable rates associated with these instruments. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Treasury Stock. The Company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the consolidated balance sheets as a reduction of shareholders' equity.

Revenue Recognition.

Nature of Revenues

Substantially all of the Company's revenue from contracts with customers consist of the sale of commercial printing products in the continental United States of America and is primarily recognized at a point in time in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Revenue from the sale of commercial printing products, including shipping and handling fees billed to customers, is recognized upon the transfer of control to the customer, which is generally upon shipment to the customer when the terms of the sale are FOB shipping point, or, to a lesser extent, upon delivery to the customer if the terms of the sale are FOB destination. Net sales represent gross sales invoiced to customers, less certain related charges, including sales tax, discounts, returns and other allowances. Returns, discounts and other allowances have historically been insignificant.

In a small number of cases and upon customer request, the Company prints and stores commercial printing product for customer specified future delivery, generally within the same year as the product is manufactured. In this case, revenue is recognized upon the transfer of control when manufacturing is complete and title and risk of ownership is passed to the customer while the inventory remains in the Company's warehouses. Approximately $11.1 million, $13.7 million and $15.5 million of revenue was recognized under these arrangements during fiscal years 2026, 2025 and 2024, respectively.

Storage revenue for certain customers may be recognized over time rather than at a point in time. The amount of storage revenue is immaterial to the Consolidated Financial Statements. As the output method for measure of progress is determined to be appropriate, the Company recognizes revenue in the amount for which it has the right to invoice for revenue that is recognized over time and for which it demonstrates that the invoiced amount corresponds directly with the value to the customer for the performance completed to date.

The Company does not disaggregate revenue and operates in one sales category consisting of customized commercial printed products, which is reported as net sales on the consolidated statements of operations. The Company does not have material contract assets and contract liabilities as of February 28, 2026 and February 28, 2025.

Significant Judgments

Generally, the Company's contracts with customers are comprised of a written quote and customer purchase order or statement of work and governed by the Company's trade terms and conditions. In certain instances, it may be further supplemented by separate pricing agreements and customer incentive arrangements, which typically only affect the contract's transaction price. Contracts do not contain a significant financing component as payment terms on invoiced amounts are typically between 30 to 90 days, based on the Company's credit assessment of individual customers, as well as industry expectations. Product returns are not significant as the bulk of our sales are custom in nature.

From time to time, the Company may offer incentives to its customers considered to be variable consideration including volume-based rebates or early payment discounts. Customer incentives considered to be variable consideration are recorded as a reduction to revenue as part of the transaction price at contract inception when there is a basis to reasonably estimate the amount of the incentive and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Customer incentives are allocated entirely to the single performance obligation of transferring printed product to the customer and are not considered material.

For customers with terms of FOB shipping point, the Company accounts for shipping and handling activities performed after the control of the printed product has been transferred to the customer as a fulfillment cost. The Company accrues for the costs of shipping and handling activities if revenue is recognized before contractually agreed shipping and handling activities occur.

The Company's contracts with customers are generally short-term in nature. Accordingly, the Company does not disclose the value of unsatisfied performance obligations nor the timing of revenue recognition.

Advertising Expenses. The Company expenses advertising costs as incurred. Catalog and brochure preparation and printing costs, which are considered direct response advertising, are amortized to expense over the life of the catalog, which typically ranges from three to twelve months. Advertising expense was approximately $0.4 million, $0.4 million and $0.5 million during the fiscal years ended 2026, 2025 and 2024, respectively, and is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event the Company determines that its deferred tax assets, more likely than not, will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination.

Earnings Per Share. Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding and then adding the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. This is calculated using the treasury stock method. Potentially dilutive securities are included in diluted earnings per share to the extent their effect is dilutive under the treasury stock method. Securities that are anti-dilutive are excluded from the calculation. The dilutive shares for restricted stock grants are included in the computation for basic and diluted earnings per share.

Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss is defined as the change in equity resulting from transactions from non-owner sources. Other comprehensive income consisted of changes in the funded status of the Company's pension plan.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Shipping and Handling Costs. The Company records amounts billed to customers for shipping and handling costs in net sales and related costs are included in cost of goods sold.

Stock Based Compensation. The Company recognizes stock based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Actual forfeitures are recorded when they occur. The fair value of all share based awards is estimated on the date of grant.

Issued accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", that requires entities to disclose additional information in the notes to the financial statements about prescribed categories underlying any relevant income statement expense caption. The new standard is effective for annual reporting periods beginning after December 15, 2026 (fiscal year 2028 for the Company) and interim periods within annual reporting periods beginning after December 15, 2027. The adoption of this standard is not expected to have a material impact on the Company's Consolidated Financial Statements but will result in some disaggregation of the Company's income statement expenses in the notes to the Consolidated Financial Statements.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands disclosures in a public business entity's income tax rate reconciliation table and other disclosures regarding cash taxes paid both in the U.S. and to foreign taxing jurisdictions. The Company adopted ASU 2023-09 first in its annual Consolidated Financial Statements for the year ending February 28, 2026, and it was applied retrospectively to all prior periods presented. See Note 14.

(2) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are reduced by an allowance for an estimate of amounts that are uncollectible. Substantially all of the Company's receivables are due from customers in North America. The Company extends credit to its customers based upon its evaluation of the following factors: (i) the customer's financial condition, (ii) the amount of credit the customer requests, and (iii) the customer's actual payment history (which includes disputed invoice resolution). The Company does not typically require its customers to post a deposit or supply collateral. The Company's allowance for credit losses is based on an analysis that estimates the amount of its total customer receivable balance that is not collectible. This analysis includes assessing a default probability to customers' receivable balances, which is influenced by several factors including (i) current market conditions, (ii) periodic review of customer credit worthiness, and (iii) review of customer receivable aging and payment trends.

The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance in the period the payment is received. Recoveries for the years presented were not significant to the Consolidated Financial Statements. Credit losses have consistently been within management's expectations.

The following table represents the activity in the Company's allowance for credit losses for the fiscal years ended (in thousands):

	2026	2025	2024
Balance at beginning of year	$ 1,713	$ 1,707	$ 1,710
Credit losses	296	301	657
Recoveries	(145)	(73)	36
Accounts written off	(247)	(222)	(696)
Balance at end of year	$ 1,617	$ 1,713	$ 1,707

The following table presents a summary of receivables (in thousands):

	2026	2025
Trade receivables, net of allowance for credit losses	$ 37,983	$ 37,037
Vendor rebates	1,592	1,649
Other	31	67
	$ 39,606	$ 38,753

(3) Short-term Investments and Fair Value Measurements

Short-term investments consist of U.S. Treasury Bills with original maturities of greater than three months but less than twelve months. The Company determines the classification of these securities as trading, available for sale or held-to-maturity at the time of purchase and re-evaluates these determinations at each balance sheet date. The Company did not hold any short-term investments at February 28, 2026. At February 28, 2025, the Company's short-term investments were classified as held-to-maturity and were stated at amortized cost, which approximated fair value. When held, the Company's held-to-maturity investments are stated at amortized cost, which approximated fair value, and are periodically assessed for other-than-temporary impairment.

Amortized cost and estimated fair value of investment securities classified as held-to-maturity were as follows at February 28, 2026 and February 28, 2025 (in thousands):

	Cost or Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
February 28, 2026				
Investment securities due in less than one year	$ —	$ —	$ —	$ —
February 28, 2025				
Investment securities due in less than one year	$ 5,475	$ 4	$ —	$ 5,479

ENNIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's short-term investments in investment securities were Level 1 fair value measure due to the active trading of U.S. Treasury bills. The Company did not hold any Level 2 or 3 financial assets or liabilities measured at fair value on a recurring basis. There were no transfers between levels during the fiscal years ended February 28, 2026 or February 28, 2025.

(4) Inventories

The following table summarizes the components of inventories at the different stages of production as of February 28, 2026 and February 28, 2025 (in thousands):

	2026	2025
Raw material	$ 35,346	$ 20,862
Work-in-process	4,344	4,919
Finished goods	15,205	13,016
	$ 54,895	$ 38,797

The allowance for aged obsolete inventory at fiscal years ended 2026 and 2025 were $1.9 million and $1.8 million, respectively. The aged inventory allowance is recorded primarily to account for the decrease in market value of general stock inventory that is not manufactured to specific customer order. Inventory write offs were less than $0.1 million in fiscal year ended 2026 and $0.1 million in each of the fiscal years ended 2025 and 2024.

The excess of current costs at FIFO over LIFO stated values was approximately $6.1 million and $5.6 million as of fiscal years ended 2026 and 2025, respectively. During fiscal year 2025 and 2024, reductions in inventory quantities resulted in a liquidation of LIFO inventory layers that had been recorded at costs from prior years that were lower than costs in fiscal years 2024 and 2023, respectively. As a result, cost of sales decreased by approximately $0.7 million and $0.6 million for fiscal years 2025 and 2024, respectively. Cost of sales includes materials, labor and manufacturing overhead related to the purchase and production of inventories.

(5) Property, Plant and Equipment

The following table presents a summary of property, plant and equipment, net:

	February 28, 2026	February 28, 2025
Plant, machinery and equipment	$ 160,300	$ 158,730
Land and buildings	80,712	67,946
Computer equipment and software	10,429	10,597
Other	3,872	3,995
Property, plant and equipment	255,313	241,268
Less accumulated depreciation	191,972	188,682
Property, plant and equipment, net	$ 63,341	$ 52,586

(6) Acquisitions

The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100% of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Any acquisition-related costs are expensed as incurred. During fiscal year 2026 and 2025, the acquisition related cost were not significant to the Company's Consolidated Financial Statements.

Acquisition of CFC Print & Mail

On November 14, 2025, the Company acquired the assets and business of CFC Print & Mail ("CFC"), which is based in Grand Prairie, TX for approximately $3.9 million in cash. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values using the information available as of the acquisition date. The Company recorded intangible assets with definite lives ranging from 2 to 13 years of approximately $2.3 million in connection with the transaction, which are deductible for tax purposes. The acquisition of CFC further strengthens our leading position in the business products and commercial print sector.

The following table summarizes the Company's purchase price allocation for CFC as of the acquisition date (in thousands):

Accounts receivable	$	652
Inventories		336
Other assets		56
Right-of-use asset		239
Property, plant and equipment		1,000
Intangibles		2,307
Operating lease liability		(239)
Accounts payable and accrued liabilities		(418)
Acquisition price	$	3,933

Acquisition of Northeastern Envelope Company and Envelope Superstore

On April 11, 2025 the Company acquired the net assets and business of Northeastern Envelope Company ("NEC"), which is based in Old Forge, Pennsylvania, and Envelope Superstore ("ESS") which is based in Hiram, Georgia, for approximately $35.0 million in cash. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values prepared by management using the information available as of the acquisition date. All goodwill of $12.2 million recognized as a part of this acquisition is deductible for tax purposes. The Company also recorded intangible assets with definite lives ranging from 2 to 13 years of approximately $11.3 million in connection with the transaction, which are also deductible for tax purposes. The acquisition of NEC and ESS strengthens our production capabilities to serve our customers in the Northeast and Southeast United States.

The following table summarizes the Company's purchase price allocation for NEC and ESS as of the acquisition date (in thousands), which includes a working capital adjustment of approximately $0.4 million:

Accounts receivable	$	1,585
Inventories		2,914
Right-of-use asset		601
Property, plant and equipment		7,371
Goodwill		12,237
Intangibles		11,348
Operating lease liability		(601)
Accounts payable and accrued liabilities		(458)
Acquisition price	$	34,997

Acquisition of Printing Technologies

On June 26, 2024, the Company acquired the assets and business of Printing Technologies, Inc. ("PTI"), which is based in Indianapolis, Indiana, for approximately $5.5 million in cash. The Company performed an allocation of the total estimated consideration and recorded the underlying assets acquired (including certain identified intangible assets) and liabilities assumed based on the estimated fair values using the information available as of the acquisition date. The Company recorded intangible assets with definite lives ranging from 2 to 10 years of approximately $2.0 million in connection with the transaction, which are deductible for tax purposes. The acquisition of PTI strengthens our production capabilities and diversifies our product offerings to enable us to better serve our broad customer base.

The following table summarizes the Company's purchase price allocation for PTI as of the acquisition date (in thousands):

Accounts receivable	$	1,339
Inventories		1,826
Other assets		100
Right-of-use asset		847
Property, plant and equipment		887
Intangibles		2,012
Operating lease liability		(847)
Accounts payable and accrued liabilities		(633)
Acquisition price	$	5,531

During fiscal year 2025, the Company also purchased a customer list in the amount of $0.6 million.

The results of operations for PTI, NEC, ESS, and CFC are included in the Company's Consolidated Financial Statements from the respective dates of acquisition. The following table sets forth certain operating information on a pro forma basis as though each acquisition had occurred as of the beginning of the comparable prior period (that is, March 1, 2024). The following pro forma information includes the estimated impact of adjustments such as amortization of intangible assets, depreciation expense and interest expense and related tax effects (in thousands, except per share amounts).

	Unaudited 2026		Unaudited 2025		Unaudited 2024	
Pro forma net sales	$	399,224	$	422,158	$	430,470
Pro forma net earnings		42,977		43,332		43,994
Pro forma earnings per share - diluted	$	1.67	$	1.66	$	1.70

The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented.

(7) Leases

The Company leases certain of its facilities and equipment under operating leases, which are recorded as right-of-use assets and lease liabilities. The Company's leases generally have terms of 1 - 5 years, with certain leases including renewal options to extend the leases for additional periods at the Company's discretion. At lease inception, all renewal options reasonably certain to be exercised are considered when determining the lease term. The Company currently does not have leases that include options to purchase or provisions that would automatically transfer ownership of the leased property to the Company.

Operating lease expense is recognized on a straight-line basis over the lease term, and variable lease payments are expensed as incurred. The Company had no material variable lease costs for the fiscal years ended 2026 and 2025.

The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.

Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. To determine the present value of lease payments not yet paid, the Company estimates incremental borrowing rates based on the information available at lease commencement date as rates are not implicitly stated in most leases.

Lease expense is recognized in cost of sales and selling, general and administrative expense within the consolidated statements of operations, based on the underlying nature of the leased asset.

Components of lease expense for the three fiscal years ended (in thousands):

	2026	2025	2024
Operating lease cost	$ 5,637	$ 5,574	$ 5,632
Supplemental cash flow information related to leases was as follows:			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 5,690	$ 5,653	$ 5,669
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 4,877	$ 5,562	$ 916
Weighted Average Remaining Lease Terms			
Operating leases	2.9 Years	2.8 Years	2.5 Years
Weighted Average Discount Rate			
Operating leases	4.27%	4.61%	4.08%

Future minimum lease commitments under non-cancelable operating leases for each of the fiscal years ending are as follows (in thousands):

	Operating Lease Commitments
2027	$ 4,332
2028	2,648
2029	1,631
2030	718
2031	252
Thereafter	140
Total future minimum lease payments	$ 9,721
Less imputed interest	506
Present value of lease liabilities	$ 9,215

(8) Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses and is not amortized. Goodwill is tested for impairment at the single reporting unit level. The annual impairment test of goodwill and intangible assets is performed as of December 1 of each fiscal year.

The Company uses qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of the reporting unit exceeds its carrying amount, including goodwill. Some of the qualitative factors considered in applying this test include consideration of macroeconomic conditions, industry and market conditions, cost factors affecting the business, overall financial performance of the business, and performance of the share price of the Company.

If qualitative factors are not deemed sufficient to conclude that the fair value of the reporting unit more likely than not exceeds its carrying value, then a quantitative assessment is performed. The quantitative evaluation utilizes multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis). The computations require management to make significant estimates and assumptions, including, among other things, selection of comparable publicly traded companies, the discount rate applied to future earnings reflecting a weighted average cost of capital, and earnings growth assumptions. A discounted cash flow analysis requires management to make various assumptions about future sales, operating margins, capital expenditures, working capital, and growth rates. If the evaluation results in the fair value of the goodwill for the reporting unit being lower than the carrying value, an impairment charge is recorded. A goodwill impairment charge was not required for fiscal years 2026, 2025, or 2024.

Definite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired.

The carrying amount and accumulated amortization of the Company's intangible assets at each balance sheet date are as follows (in thousands):

As of February 28, 2026	Weighted Average Remaining Life (in years)	Gross Carrying Amount		Accumulated Amortization		Net	
Definite-lived intangible assets							
Trademarks and trade names	8.2	$	34,056	$	18,620	$	15,436
Customer lists	7.7		93,772		70,763		23,009
Non-compete	0.8		289		250		39
Technology	3.8		650		302		348
Total	7.9	$	128,767	$	89,935	$	38,832

As of February 28, 2025							
Definite-lived intangible assets							
Trademarks and trade names	6.9	$	30,911	$	16,544	$	14,367
Customer lists	4.8		83,303		64,890		18,413
Non-compete	0.8		261		212		49
Technology	4.8		650		209		441
Total	5.7	$	115,125	$	81,855	$	33,270

Aggregate amortization expense for each of the fiscal years 2026, 2025 and 2024 was approximately $8.1 million, $7.7 million and $7.6 million, respectively.

The Company's estimated amortization expense for the next five fiscal years is as follows (in thousands):

2027	$	7,284
2028	$	5,760
2029	$	5,119
2030	$	3,904
2031	$	3,240

Changes in the net carrying amount of goodwill for fiscal years 2026 and 2025 are as follows (in thousands):

Balance as of March 1, 2024	$	94,349
Goodwill acquired		—
Balance as of February 28, 2025		94,349
Goodwill acquired		12,237
Balance as of February 28, 2026	$	106,586

During fiscal year 2026, $12.2 million was added to goodwill related to the acquisition of NEC and ESS. No goodwill was added related to the acquisition of CFC and PTI during fiscal year 2026 and 2025, respectively.

(9) Accrued Expenses

The following table summarizes the components of other accrued expenses for the fiscal years ended (in thousands):

	February 28, 2026		February 28, 2025	
Employee compensation and benefits	$	12,254	$	11,505
Taxes other than income		1,435		1,440
Accrued legal and professional fees		558		521
Accrued utilities		118		108
Income taxes payable		1,067		567
Other accrued expenses		1,414		1,198
	$	16,846	$	15,339

(10) Credit Facility

As of February 28, 2026, the Company has $0.2 million outstanding under a standby letters of credit arrangement secured by a cash collateral bank account.

(11) Shareholders' Equity

The Company's board of directors (the "Board") has authorized the repurchase of the Company's outstanding common stock through a stock repurchase program, which authorized amount is currently up to $60.0 million in the aggregate. Under the repurchase program, purchases may be made from time to time in the open market or through privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases, if any, will be made in accordance with applicable insider trading and other securities laws and regulations. These repurchases may be commenced or suspended at any time or from time to time without prior notice.

During the fiscal year 2026 and 2025, the Company repurchased 793,556 and 91,883 shares of common stock under the program at an average price of $18.04 and $19.79 per share, respectively. Since the program's inception in October 2008, there have been 3,127,900 common shares repurchased at an average price of $16.87 per share. As of February 28, 2026, there was $7.2 million available to repurchase shares of the Company's common stock under the program.

(12) Stock Option Plan and Stock Based Compensation

The Company grants stock options, restricted stock and restricted stock units ("RSUs") to key executives and managerial employees and non-employee directors. Subject to the affirmative vote of the shareholders, the Board adopted the 2021 Long-Term Incentive Plan of Ennis, Inc. (the "Plan") on April 16, 2021 authorizing 1,033,648 shares of common stock for awards. The Plan was approved by the shareholders at the Annual Meeting on July 15, 2021 by a majority vote. The Plan expires June 30, 2031 and all unissued stock will expire on that date. At fiscal year ended February 28, 2026, the Company has 259,560 shares of unissued common stock reserved under the Plan for issuance and uses treasury stock to satisfy option exercises and restricted stock awards.

The Company recognizes compensation expense for stock options and restricted stock grants on a straight-line basis over the requisite service period. For the fiscal years ended 2026, 2025 and 2024, the Company included in selling, general and administrative expenses, compensation expense related to share based compensation of $2.7 million, $2.9 million and $2.5 million, respectively.

Stock Options

No stock options were granted during fiscal year 2025. The following is a summary of the assumptions used and the weighted average grant-date fair value of the stock options granted during the fiscal years 2026 and 2024.

	February 28, 2026	February 29 2024
Expected volatility	19.95%	19.55%
Expected term (years)	3.0	3.0
Risk free interest rate	3.97%	3.87%
Dividend Yield	4.66%	4.94%
Weighted average grant-date fair value	$ 2.41	$ 2.47

The Company had the following stock option activity for fiscal years 2025 and 2026.

	Number of Shares *(exact quantity)*	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life *(in years)*	Aggregate Intrinsic Value(a) *(in thousands)*
Outstanding at March 1, 2024	52,500	19.88	9.1	23.0
Granted	—			
Forfeited	(12,500)	—		
Exercised	(8,749)	—		
Outstanding at March 1, 2025	31,251	19.88	8.1	41.3
Granted	10,809	17.27		
Terminated	—	—		
Exercised	(2,500)	17.27		
Outstanding at February 28, 2026	39,560	$ 19.33	7.6	$ 70.3
Exercisable at February 28, 2026	26,222	$ 19.05	7.8	$ 53.9

A summary of the status of the Company's unvested stock options at February 28, 2026 are presented below:

	Number of Options	Weighted Average Grant Date Fair Value
Unvested at March 1, 2025	26,669	2.47
New grants	10,809	2.41
Vested	(24,140)	2.44
Forfeited	—	—
Unvested at February 28, 2026	13,338	2.47

As of February 28, 2026, there was less than $0.1 million of unrecognized compensation cost related to unvested stock options granted under the Plan. The weighted average remaining requisite service period of the unvested stock options was 0.1 years. All unvested options had a exercise price of $19.88.

Restricted Stock

The following occurred with respect to the Company's unvested restricted stock awards for each of the three fiscal years 2024, 2025 and 2026:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested at March 1, 2023	49,783	$	18.99
Granted	21,672		20.31
Terminated	—		—
Vested	(29,324)		18.36
Unvested at February 29, 2024	42,131	$	20.11
Granted	19,880		23.24
Terminated	—		—
Vested	(20,344)		20.08
Unvested at February 28, 2025	41,667	$	21.61
Granted	37,477		17.99
Terminated	(6,776)		22.46
Vested	(32,307)		19.81
Unvested at February 28, 2026	40,061	$	19.53

The total fair value of restricted stock awards vested during fiscal 2026, 2025 and 2024 were $0.6 million, $0.5 million, and $0.6 million, respectively.

As of February 28, 2026, the total remaining unrecognized compensation cost related to unvested restricted stock was approximately $0.5 million. The weighted average remaining requisite service period of the unvested restricted stock awards was 1.9 years. As of February 28, 2026, the Company's outstanding restricted stock had an underlying fair value of $0.8 million at date of grant.

Restricted Stock Units

During fiscal year 2026, no RSUs were granted under the New Plan. The fair value of the time-based RSUs was estimated based on the fair market value of the Company's stock on the date of grant. The fair value of the performance-based RSUs, using a Monte Carlo valuation model, was $19.97 per unit. The performance measures include a threshold, target and maximum performance level providing the grantees an opportunity to receive more or less shares than targeted depending on actual financial performance. The award will be based on the Company's return on equity, EBITDA and adjusted for the Company's Relative Shareholder Return as measured against a defined peer group. Holders of RSUs receive cash dividends equal to the dividends we declare and pay on our common stock, which are included in dividends paid in the Consolidated Financial Statements.

The performance-based RSUs will vest no later than March 15, 2027, which is the deadline for the Compensation Committee to determine the extent of the Company's attainment of the Performance Goals during the Performance Period that ends on February 28, 2027. The time-based RSUs vest ratably over three years from the date of grant.

The following occurred with respect to the Company's unvested RSUs for fiscal years 2024, 2025 and 2026:

	Time-based		Performance-based	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at March 1, 2023	33,274	$ 20.11	233,819	$ 23.17
Granted	—	—	—	—
Terminated	—	—	(81,247)	20.32
Vested	(16,635)	20.11	—	—
Unvested at February 29, 2024	16,639	$ 20.11	152,572	$ 23.17
Granted (1)	122,303	19.43	238,494	19.97
Change due to performance achievement	—	—	61,337	—
Terminated	(8,695)	19.43	(29,462)	19.97
Vested	(28,286)	19.83	(224,114)	22.59
Unvested at February 28, 2025	101,961	$ 19.43	198,827	$ 19.97
Granted	—	—	—	—
Terminated	(5,403)	19.43	—	—
Vested	(28,582)	19.43	—	—
Unvested at February 28, 2026	67,976	$ 19.43	198,827	$ 19.97

(1) The number of shares of time-based grants may, upon vesting, convert 50% into common stock and the remaining 50% into two incentive stock options for each RSU with an exercise price equal to the closing price of the Company's stock on that date for employees who have not met their stock ownership requirements. The number of shares of performance-based grants includes an estimate 55,037 of additional RSUs at the maximum achievement level of 130% of target payout. Actual shares that may be issued can range from 0% to 130% of target.

The total fair value of restricted stock unit awards vested during fiscal 2026, 2025 and 2024 were $0.3 million, $4.9 million and $0.3 million, respectively.

As of February 28, 2026, the total remaining unrecognized compensation cost of time-based RSUs was approximately $0.7 million over a weighted average remaining requisite service period of 1.1 years. The total remaining unrecognized compensation of performance-based RSUs was approximately $1.5 million over a weighted average remaining requisite service period of 1.1 years. As of February 28, 2026, the Company's outstanding RSUs had an underlying fair value of $5.6 million at date of grant.

(13) Benefit Plans

Pension Plan

The Company and certain subsidiaries have a noncontributory defined benefit retirement plan (the "Pension Plan"), covering approximately 12% of aggregate employees. Benefits are based on years of service and the employee's average compensation for the highest five compensation years preceding retirement or termination. Effective January 1, 2009, the Company amended the Pension Plan to exclude any new employees from participation in the Pension Plan. Eligible employees who were hired before January 1, 2009 are still eligible to participate and participating employees continue to accrue benefit service. The Company's funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company's Pension Plan asset allocation, by asset category, is as follows for the fiscal years ended:

	2026	2025
Equity securities	33%	31%
Debt securities	66%	68%
Cash and cash equivalents	1%	1%
Total	100%	100%

The Company adopted a dynamic asset allocation plan ("Glide Path") which assists in optimizing the volatility of the Pension Plan's funded status over the long term. Glide Path is a schedule of planned asset allocation shifts, dependent upon changes in the Pension Plan's funded status. It is expected that the allocation to Liability Hedge Assets (Fixed Income) will increase as the funded status of the Pension Plan improves. The Company's target asset allocation percentage, by asset class, for the year ended February 28, 2026 is as follows:

Asset Class	Target Allocation Percentage
Cash	1 – 5%
Fixed Income	44 – 64%
Equity	34 – 54%

The Company estimates the long-term rate of return on Pension Plan assets will be 5.5% based upon target asset allocation. Expected returns are developed based upon the information obtained from the Company's investment advisors. The advisors provide ten-year historical and five-year expected returns on the fund in the target asset allocation. The return information is weighted based upon the asset allocation at the end of the fiscal year. The expected rate of return at the beginning of fiscal year ended 2026 was 5.5%. The rate used in the calculation of fiscal year ended 2025 pension expense was 6.0%.

The following tables present the Pension Plan's fair value hierarchy for those assets measured at fair value on a reoccurring basis as of February 28, 2026 and February 28, 2025 (in thousands):

Description		February 28, 2026						
		Total		(Level 1)		(Level 2)		(Level 3)
Cash and cash equivalents	$	1,037	$	1,037	$	—	$	—
Government bonds		12,150		—		12,150		—
Corporate bonds		24,027		—		24,027		—
Domestic equities		17,348		17,348		—		—
Foreign equities		696		696		—		—
	$	55,258	$	19,081	$	36,177	$	—

Description		February 28, 2025						
		Total		(Level 1)		(Level 2)		(Level 3)
Cash and cash equivalents	$	1,010	$	1,010	$	—	$	—
Government bonds		12,547		—		12,547		—
Corporate bonds		23,431		—		23,431		—
Domestic equities		14,603		14,603		—		—
Foreign equities		1,745		1,745		—		—
	$	53,336	$	17,358	$	35,978	$	—

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

Pension expense is composed of the following components included in cost of goods sold and selling, general and administrative expenses in the Company's consolidated statements of operations for fiscal years ended (in thousands):

		2026		2025		2024
Components of net periodic benefit cost						
Service cost	$	605	$	663	$	673
Interest cost		2,598		2,596		2,456
Expected return on plan assets		(2,839)		(3,019)		(3,104)
Amortization of:						
Unrecognized net loss		1,465		1,742		1,894
Settlement charge		—		—		—
Net periodic benefit cost		1,829		1,982		1,919
Other changes in Plan Assets and Projected Benefit Obligation						
Recognized in Other comprehensive loss (income)						
Net actuarial loss (gain)		(1,151)		(381)		449
Amortization of net actuarial loss		(1,465)		(1,742)		(1,896)
		(2,616)		(2,123)		(1,447)
Total recognized in net periodic pension cost and other comprehensive loss (income)	$	(787)	$	(141)	$	472

ENNIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table represents the assumptions used to determine benefit obligations and net periodic pension cost for fiscal years ended:

	2026	2025	2024
Weighted average discount rate (net periodic pension cost)	5.15%	5.15%	5.00%
Earnings progression (net periodic pension cost)	3.00%	3.00%	3.00%
Expected long-term rate of return on plan assets (net periodic pension cost)	5.50%	6.00%	6.50%
Weighted average discount rate (benefit obligations)	5.15%	5.15%	5.15%
Earnings progression (benefit obligations)	3.00%	3.00%	3.00%

The accumulated benefit obligation ("ABO"), change in projected benefit obligation ("PBO"), change in Pension Plan assets, funded status, and reconciliation to amounts recognized in the consolidated balance sheets are as follows (in thousands):

	2026	2025
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 51,914	$ 51,736
Service cost	605	663
Interest cost	2,598	2,596
Actuarial (gain) loss	649	435
Discount Rate change	286	—
Other assumption change	15	107
Benefits paid	(3,018)	(3,623)
Settlement	—	—
Projected benefit obligation at end of year	$ 53,049	$ 51,914
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 53,336	$ 51,816
Company contributions	—	1,200
Gain on plan assets	4,940	3,943
Benefits paid	(3,018)	(3,623)
Fair value of plan assets at end of year	$ 55,258	$ 53,336
Funded (unfunded) status	$ 2,208	$ 1,422
Accumulated benefit obligation at end of year	$ 50,795	$ 48,990

The measurement dates of actuarial valuations used to determine pension and other postretirement benefits is the Company's fiscal year end. There were no lump sum distributions or non-cash settlement charges in fiscal years 2026 and 2025. The Company did not make a contribution to the Pension Plan during fiscal year 2026 and made a $1.2 million contribution to the Pension Plan during fiscal year 2025. Depending on the Pension Plan's projected funded status, the Company expects to contribute between $1.0 million and $1.2 million to the Pension Plan during fiscal year 2027.

Estimated future benefit payments which reflect expected future service, as appropriate, are expected to be paid to the Pension Plan participants in the fiscal years ended (in thousands):

Year	Projected Payments
2027	$ 3,500
2028	3,300
2029	4,400
2030	4,200
2031	4,000
2032 – 2036	20,900

401(k) Plan

Effective February 1, 1994, the Company adopted a Defined Contribution 401(k) Plan (the "401(k) Plan") for its employees. The 401(k) Plan covers substantially all full-time employees who have completed sixty days of service and attained the age of eighteen. Employees can contribute up to 100 percent of their annual compensation but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code. The 401(k) Plan provides for employer matching contributions or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions, matching percentage, and limitations depends on the participant's employment location and whether the employees are covered by the Pension Plan, among other factors. The Company's matching contributions are immediately vested. The Company made matching 401(k) contributions in the amount of $2.0 million, $1.7 million and $1.8 million in fiscal years ended 2026, 2025 and 2024, respectively.

(14) Income Taxes

The following table represents components of the provision for income taxes for fiscal years ended (in thousands):

	2026	2025	2024
Current expense (benefit):			
Federal	$ 13,536	$ 13,276	$ 13,842
State and local	3,649	3,651	4,337
Total current	17,185	16,927	18,179
Deferred expense (benefit):			
Federal	(689)	(1,328)	(1,133)
State and local	(529)	(367)	(520)
Total deferred	(1,218)	(1,695)	(1,653)
Total provision for income taxes	$ 15,967	$ 15,232	$ 16,526

We adopted ASU 2023-09 "Income Taxes (Topic 740): "Improvements to Income Tax Disclosures" on a prospective basis beginning with the fiscal year 2026. The following table presents the required disclosures pursuant to ASU 2023-09 and reconciles the U.S. federal statutory amounts and rate to our actual effective amount and rate on income from continuing operations for fiscal year 2026.

	2026	% of Pretax Income
U.S. statutory federal income tax	$ 12,305	21.0%
State income taxes, net of federal income tax benefit	2,468	4.2%
Effect of changes in tax estimates and other discrete items	502	0.9%
Change in valuation allowance	388	0.7%
Nondeductible executive compensation limitation (IRC Section 162(m))	276	0.5%
Other nontaxable or nondeductible items	29	0.1%
Changes in unrecognized tax benefits (FIN 48)	18	0.0%
Other items	(19)	0.0%
Provision for income taxes	$ 15,967	27.3%

Reconciling items with an absolute value equal to or greater than 5% of the amount computed by applying the U.S. federal statutory income tax rate to pretax income from continuing operations are separately presented above; remaining items are aggregated based on management's assessment of materiality.

Internal Revenue Code ("IRC") Section 162(m) limits the amount of deductible compensation for tax purposes paid to certain covered employees. During fiscal 2026, this limitation resulted in additional current tax expense and an increase in the valuation allowance associated with deferred tax assets related to restricted stock compensation.

The following table presents the required disclosures prior to the adoption of ASU 2023-09 and reconciles the statutory U.S. federal income tax rate to the Company's effective tax rate for the fiscal years ended:

	2025	2024
Statutory rate	21.0 %	21.0 %
Provision for state income taxes, net of federal income tax benefit	4.5	4.3
Federal true-up	0.2	1.8
Stock compensation and Section 162(m) limitation	1.7	0.9
	27.4 %	28.0 %

Income taxes paid (net of refunds received) are disaggregated by federal, state, and foreign jurisdictions. Amounts paid to individual jurisdictions that are equal to or greater than 5% of total income taxes paid (net of refunds received) for the period are separately disclosed. The amounts of cash income taxes paid by the Company were as follows:

Income Taxes Paid	2026
Federal	$ 12,818
State and local	3,722
Total cash taxes paid	$ 16,540

State income taxes paid are primarily attributable to the following jurisdictions: Illinois (16%), California (14%), Oregon (10%), Virginia (10%), Kansas (9%), and Wisconsin (8%). No other individual state represented more than 5% of total state income taxes paid.

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes but have not yet been recorded in the consolidated statements of operations. To the extent there are deferred tax assets that are more likely than not to be realized, a valuation allowance would be recorded. Management does not expect to be able to utilize the foreign tax credit before it expires in 2026. Therefore, a full valuation allowance was established in fiscal year 2020. IRC Section 162(m) limits the amount of deductible compensation for tax purposes paid to certain covered employees. The components of deferred income tax assets and liabilities are summarized as follows (in thousands) for fiscal years ended:

Deferred tax assets		2026		2025		2024
Allowance for credit losses	$	386	$	388	$	385
Inventories		1,422		1,169		1,128
Employee compensation and benefits		1,449		1,226		712
Pension and noncurrent employee compensation benefits		343		153		952
Property tax		250		216		—
Operating lease liabilities		2,522		2,567		2,529
Net operating loss and foreign tax credits		515		542		878
Other		263		309		—
Total deferred tax assets		7,150		6,570		6,584
Less: valuation allowance		(862)		(474)		(408)
Total deferred tax assets, net	$	6,288	$	6,096	$	6,176
Deferred tax liabilities						
Property, plant and equipment	$	917	$	1,535	$	3,137
Goodwill and other intangible assets		10,086		9,774		9,739
Right-of-use assets		2,493		2,525		2,466
Other		101		103		139
Total deferred tax liabilities	$	13,597	$	13,937	$	15,481
Net deferred income tax liabilities	$	7,309	$	7,841	$	9,305

At fiscal year ended 2025, the Company had federal net operating loss ("NOL") carry forwards of approximately $1.9 million. This NOL is related to the acquisitions of Flesh and Impressions Direct. The NOL is subject to a Section 382 limitation of $0.2 million per year and expiring in 2040. Based on historical earnings and expected sufficient future taxable income, management believes it will be able to fully utilize the NOL.

Accounting standards require a two-step approach to determine how to recognize tax benefits in the financial statements where recognition and measurement of a tax benefit must be evaluated separately. A tax benefit will be recognized only if it meets a "more-likely-than-not" recognition threshold. For tax positions that meet this threshold, the tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority.

At fiscal years ended 2026 and 2025, unrecognized tax benefits related to uncertain tax positions, including accrued interest and penalties of $0.5 million and $0.2 million, respectively, are included in other liabilities on the consolidated balance sheets and would impact the effective rate if recognized. The interest expense associated with the unrecognized tax benefit is not material. A reconciliation of the change in the unrecognized tax benefits for fiscal years ended 2026 and 2025 is as follows (in thousands):

		2026		2025		2024
Balance at March 1, 2025	$	165	$	238	$	202
Additions based on tax positions		299		—		66
Reductions due to lapses of statues of limitations		—		(73)		(30)
Balance at February 28, 2026	$	464	$	165	$	238

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2022. All material state and local income tax matters have been concluded for years through 2021.

The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision. Other than amounts included in the unrecognized tax benefits, the Company did not recognize any interest or penalties for the fiscal years ended 2026, 2025 and 2024.

(15) Earnings per Share

Basic earnings per share have been computed by dividing net earnings by the weighted average number of common shares outstanding during the applicable period. Diluted earnings per share reflect the potential dilution that could occur if stock options or other contracts to issue common shares were exercised or converted into common stock.

The following table sets forth the computation for basic and diluted earnings per share for the fiscal years ended:

	2026	2025	2024
Basic weighted average common shares outstanding	25,607,789	26,025,452	25,842,798
Effect of dilutive stock options, restricted stock, time-based RSUs and performance-based RSUs	84,507	133,556	97,278
Diluted weighted average common shares outstanding	25,692,296	26,159,008	25,940,076
Earnings per share			
Net earnings - basic	$ 1.66	$ 1.55	$ 1.65
Net earnings - diluted	$ 1.66	$ 1.54	$ 1.64
Cash dividends per share	$ 1.00	$ 3.50	$ 1.00

The Company treats unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities, which are included in the computation of earnings per share. The Company's unvested restricted shares participate on an equal basis with common shares; therefore, there is no difference in undistributed earnings allocated to each participating security. Accordingly, the presentation above is prepared on a combined basis. At fiscal year-end 2026, 2025, and 2024, 39,560, 31,251, and 52,500 stock options were excluded from the calculation above, respectively. Their effect would be anti-dilutive.

(16) Commitments and Contingencies

In the ordinary course of business, the Company also enters into real property leases, which require the Company as lessee to indemnify the lessor from liabilities arising out of the Company's occupancy of the properties. The Company's indemnification obligations are generally covered under the Company's general insurance policies.

From time to time, the Company is involved in various litigation matters arising in the ordinary course of business. The Company does not believe the disposition of any current matter will have a material adverse effect on its consolidated financial position or results of operations.

Ennis and one of its subsidiaries are defendants in a lawsuit in Arizona concerning the lease of the former B&D Litho facility that was closed in 2019. The plaintiff landlord generally alleges that the defendants failed to maintain the leased premises in good condition. The landlord sought more than $4.0 million in repair costs and other consequential damages even though the landlord sold the facility without making the supposedly necessary repairs. The Company has denied the landlord's allegations and is vigorously contesting the landlord's unreasonable claim. The Court has made a preliminary ruling that defendants failed to maintain the facility's air conditioning equipment, paved surfaces and roof in good condition even though the landlord had assumed responsibility for some of those maintenance obligations. There was a non-jury trial of the case in March 2026 at which the judge dismissed the landlord's claim that the Company failed to maintain the premises during the tenancy. The landlord also abandoned some of the alleged categories of damages. The landlord's other breach of contract claim that the Company failed to surrender the property in good condition remains pending. Initial post-trial briefs are due by June 30, 2026 and a final decision is not expected before the fourth quarter of the 2026 calendar year. The Company has accrued a liability reserve of approximately $0.5 million related to this claim.

(17) Supplemental Cash and Non-Cash Flow Information

Net cash flows from operating activities that reflect cash payments for income taxes, are as follows for the three fiscal years ended (in thousands):

	2026	2025	2024
Supplemental disclosure of cash flow information			
Income taxes paid, net of refunds	$ 16,540	$ 16,370	$ 19,233

(18) Related Party Transactions

The Company leases a facility and sells product to an entity controlled by a board member of the Company. The total right-of-use asset and related lease liability for each of the three fiscal years 2026, 2025 and 2024 was $1.3 million and $1.3 million, $1.7 million and $1.7 million and $0.4 million and $0.4 million, respectively. Total lease payments made to, and sales made to, the related party for each of the three fiscal years 2026, 2025 and 2024 were approximately $0.5 million and $3.5 million, $0.5 million and $2.7 million and $0.4 million and $3.0 million, respectively. The accounts receivable balances for fiscal years 2026 and 2025 were $0.1 million and $0.1 million, respectively.

(19) Concentrations of Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, and trade receivables. Cash and cash equivalents is placed with high-credit quality financial institutions. The Company believes its credit risk with respect to trade receivables is limited due to industry and geographic diversification. As disclosed on the Consolidated Balance Sheets, the Company maintains an allowance for credit losses against its trade receivables to cover the Company's estimate of credit losses associated with accounts receivable.

Our customer population includes one customer representing 6.2% and 5.3% of consolidated accounts receivables at fiscal year-end 2026 and 2025, respectively. No single customer accounted for more than five percent of our consolidated net sales in fiscal years 2026 and 2025, respectively. No single customer accounted for more than five percent of our consolidated net sales or accounts receivable during fiscal year 2024.

The Company, for quality and pricing reasons, purchases its paper products from a limited number of suppliers. For fiscal years 2026, 2025 and 2024, the Company purchased 59%, 42% and 40%, respectively, of its materials from one third party vendor. As of February 28, 2026 and February 28, 2025, the net amount due to the vendor was $2.4 million and $2.5 million, respectively. While other sources may be available to the Company to purchase these products, they may not be available at the cost or at the quality the Company has come to expect.

For the purposes of the Consolidated Statements of Cash Flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation insures accounts up to $250,000. At February 28, 2026, cash balances included $34.1 million that was not federally insured because it represented amounts in individual accounts above the federally insured limit for each such account. This at-risk amount is subject to fluctuation on a daily basis. While management does not believe there is significant risk with respect to such deposits as we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we cannot be assured that we will not experience losses on our deposits.

ENNIS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(20) Segment Reporting

The Company's CODM is its Chairman, President, and Chief Executive Officer. The CODM allocates resources on a consolidated basis using consolidated net income, earnings releases, investor presentations, and the Company's SEC filings, as well as through the approval of the Company's annual budget and forecast.

The single operating segment is also our single reportable segment called "Print" and derives its operating revenues from the manufacturing of mostly custom or semi-custom printed products sold mostly to independent distributors in the United States. Independent distributors are responsible for selling the printed product to the end consumer. The single reportable segment derives its revenues by manufacturing print products at homogeneous printing plants dispersed throughout the United States.

The accounting policies of this single reportable segment are the same as those described in the summary of significant accounting policies to the consolidated financial statements.

The CODM assesses the performance of this reportable segment using the entity-wide revenue and expense information reported on the Statement of Operations and the more detailed expense categories disclosed in the table below. The primary measure of segment profit (loss) is consolidated net income (loss) as reported on the Statement of Operations. In addition, segment assets reviewed by the CODM are reported on the Company's Consolidated Balance Sheets as total assets.

(Dollars in thousands)		2026		2025		2024
Segment operating net sales	$	392,403	$	394,618	$	420,109
Segment operating expenses						
Product purchases		126,679		126,993		139,131
Compensation expense		84,051		83,082		85,975
Product supplies		23,121		24,623		26,439
Manufacturing depreciation		8,549		8,275		9,189
Other product cost (1)		29,592		34,351		34,033
Segment cost of goods sold		271,992		277,324		294,767
Segment SG&A expenses						
Compensation expense		45,263		43,731		44,261
Depreciation expense		498		568		674
Amortization expense		8,079		7,726		7,649
Other expense (2)		13,894		13,353		16,246
Segment SG&A expenses		67,734		65,378		68,830
Other segment items						
(Gain) loss from disposal of assets		(13)		(58)		53
Interest (income) expense		(1,894)		(4,872)		(3,973)
Other expense, net		(4,010)		1,392		1,309
Provision for income tax		15,967		15,232		16,526
Consolidated net earnings	$	42,627	$	40,222	$	42,597

(1) Other product cost includes manufacturing overhead and freight expenses.
(2) SG&A other expenses include utility services, bank fee and professional services not included in the manufacturing process.

Exhibit 21

Subsidiaries of the Registrant

The Registrant directly or indirectly owns 100 percent of the outstanding voting securities of the following subsidiary companies.

Name of Company	Jurisdiction
Ennis, Inc.	Texas
Ennis Business Forms of Kansas, Inc.	Kansas
Calibrated Forms Co., Inc.	Kansas
Print Your Marketing, Inc.	Delaware
Admore, Inc.	Texas
PFC Products, Inc.(1)	Delaware
Ennis Acquisitions, Inc.	Nevada
Texas EBF, LP	Texas
Ennis Sales, LP	Texas
Ennis Management, LP	Texas
Adams McClure, LP	Texas
American Forms I, LP	Texas
Northstar Computer Forms, Inc.	Minnesota
General Financial Supply, Inc. (2)	Iowa
Crabar/GBF, Inc.	Delaware
Royal Business Forms, Inc.	Texas
Tennessee Business Forms Company	Tennessee
TBF Realty, LLC (3)	Delaware
Specialized Printed Forms, Inc.	New York
SPF Realty, LLC (4)	Delaware
Block Graphics, Inc.	Oregon
B&D Litho of Arizona, Inc.	Delaware
Skyline Business Forms, Inc.	Delaware
Skyline Business Properties, LLC (5)	Delaware
Kay Toledo Tag	Ohio
Specialized Service Partners	Wisconsin
American Paper Converting LLC	Ohio
Independent Printing Company, Inc.	Delaware
Wright Business Graphics LLC	Oregon
Integrated Print and Graphics	Delaware
The Flesh Company	Missouri
Impressions Direct, Inc. (6)	Missouri
SPM Marketing LLC	Texas

(1) A wholly-owned subsidiary of Admore, Inc.
(2) A wholly-owned subsidiary of Northstar Computer Forms, Inc.
(3) A wholly-owned subsidiary of Tennessee Business Forms, Inc.
(4) A wholly-owned subsidiary of Specialized Printed Forms, Inc.
(5) A wholly-owned subsidiary of Skyline Business Forms, Inc.
(6) A wholly-owned subsidiary of The Flesh Company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-38100) pertaining to the Ennis, Inc. 401(k) Plan,

2. Registration Statement (Form S-8 No. 333-44624) pertaining to the Ennis, Inc. 401(k) Plan,

3. Registration Statement (Form S-8 No. 333-175261) pertaining to the Long-Term Incentive Plan of Ennis, Inc., and

4. Registration Statement (Form S-8 No. 333-260034) pertaining to the Long-Term Incentive Plan of Ennis, Inc.;

of our reports dated May 8, 2026, with respect to the Consolidated Financial Statements of Ennis, Inc. as of February 28, 2026 and February 28, 2025 and the three fiscal years then ended and the effectiveness of internal control over financial reporting of Ennis, Inc. as of February 28, 2026 included in this Annual Report (Form 10-K) of Ennis, Inc. for the year ended February 28, 2026.

/s/ CohnReznick LLP

Frisco, Texas
May 8, 2026

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Keith S. Walters, certify that:

1. I have reviewed this annual report on Form 10-K of Ennis, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-15(f) and 15d-15(f) for the Registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/S/ KEITH S. WALTERS
Keith S. Walters
Chairman of the Board, Chief Executive Officer and President
May 8, 2026

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Vera Burnett, certify that:

1) I have reviewed this annual report on Form 10-K of Ennis, Inc.;

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4) The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-15(f) and 15d-15(f) for the Registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d) Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5) The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

/S/ VERA BURNETT
Vera Burnett
Chief Financial Officer
May 8, 2026

Exhibit 32.1

SECTION 1350 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Keith S. Walters, Chairman of the Board and Chief Executive Officer of Ennis, Inc. (the "Company"), certify, that pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code:

(1) The Company's Annual Report on Form 10-K for the year ended February 28, 2026, as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

/S/ KEITH S. WALTERS
Keith S. Walters
Chairman of the Board, Chief Executive Officer and President
May 8, 2026

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. Section 1350; it is not being filed for purposes of Section 18 of the Securities Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation languages in such filing.

Exhibit 32.2

SECTION 1350 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Vera Burnett, Chief Financial Officer of Ennis, Inc. (the "Company"), certify, that pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code:

(1) The Company's Annual Report on Form 10-K for the year ended February 28, 2026, as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of the dates and for the periods expressed in the Report.

/S/ VERA BURNETT
Vera Burnett
Chief Financial Officer
May 8, 2026

The foregoing Certification is being furnished solely pursuant to 18 U.S.C. Section 1350; it is not being filed for purposes of Section 18 of the Securities Exchange Act, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation languages in such filing.

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Financial & Other Company Information

Copies of our financial information, such as this Annual Report on Form 10-K and our Proxy Statement to our shareholders, as filed with the Securities and Exchange Commission (SEC), Quarterly Reports on Form 10-Q, and other filings with the SEC may be viewed or downloaded from the Company's website: www.ennis.com

Alternatively, you can order copies, free of charge, by contacting Ms. Sharlene Reagan – Executive Assistant to our Chief Financial Officer at: sharlene_reagan@ennis.com

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on July 16, 2026, beginning at 10:00 a.m., local time. The meeting will take place at the Midlothian Conference Center located at One Community Circle, Midlothian, Texas 76065.

Common Stock

Ennis, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "EBF."

As of April 17, 2026, there were approximately 25.3 million shares outstanding and approximately 575 shareholders of record.

FISCAL YEAR 2026 STOCK PRICE PERFORMANCE

High: $22.01
Low: $16.30
Close (2/28/26): $21.11

Number of Employees

More than 1,835 worldwide at February 28, 2026

Corporate Address

2441 Presidential Parkway
Midlothian, Texas 76065

Investor Relations

Keith S. Walters
Chairman of the Board, CEO and President
2441 Presidential Parkway
Midlothian, Texas 76065
800.752.5386
keith_walters@ennis.com

Independent Accountants

CohnReznick LLP

Outside Corporate Counsel

Shackelford, McKinley & Norton, L.L.P.

Shareholder Services

Computershare Investor Services, LLC

Certifications

Ennis has filed with the SEC as exhibits to its Annual Report on Form 10-K for the year ended February 28, 2026, the certification of each of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. In addition, Ennis has submitted to the New York Stock Exchange the required certification of the Chief Executive Officer with respect to Ennis' compliance with the New York Stock Exchange's corporate governance listing standards.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive, technology, strategic and or regulatory factors. More detailed information about these factors is set forth in our Quarterly Reports on Form 10-Q, as filed with the SEC, and in this Annual Report on Form 10-K under the caption "Certain Risk Factors." Ennis is under no obligation to [and expressly disclaims any such obligation to] update or alter its forward-looking statements, whether as a result of new information, subsequent events or otherwise.

Corporate Publications

Copies of Ennis, Inc.'s Annual Report on Form 10-K (excluding exhibits) and other filings with the SEC are available without charge upon written request to Ennis, Inc., 2441 Presidential Parkway, Midlothian, Texas 76065, Attn: Investor Relations, or by email: investor@ennis.com. All such filings are also available on our website: www.ennis.com/about/investor-relations/

Trademark Information

All trademark and service marks referenced herein are owned by the respective trademark or service mark owners.

ENNIS®

ENNIS, INC.
Corporate Headquarters
2441 Presidential Parkway · Midlothian, TX. 76065

ennis.com

Designed by Ennis National Marketing
Printed by UMC Print, a division of Ennis, Inc. located in Overland Park, KS.